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REGISTRANT'S NAME Electrocomponents plc

*CURRENT ADDRESS International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

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AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 34672 FISCAL YEAR 3/31/01

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DATE : 7/30/02

Electrocomponents plc
Annual Report and Accounts



With over to over

we've no shortage of stories to tell. Here are just some of them >>>

Contents

1 Financial and five year highlights
12 What Electrocomponents does
12 Group strategy
14 Market potential
16 Chairman's statement
18 Chief Executive's report
21 Chief Operating Officer's report
23 Chief Process Officer's report
24 Financial review
28 Board of Directors
30 Group Executive Committee
32 Report of the Directors
39 Report of the Auditors
40 Consolidated profit and loss account
41 Balance sheets
42 Consolidated cash flow statement
43 Principal accounting policies
45 Notes to the accounts
61 Registered office, advisers and financial calendar
62 Five year record
63 Annual General Meeting
64 Principal locations
Index



Turnover
of continuing operations
£m
800
700
600
500
400
300
200
100
0
97
98
99
00
01



Operating profit
of continuing operations*
£m
120
100
80
60
40
20
0
97
98
99
00
01

Electrocomponents distributes products to industry and technical people around the world. We offer our customers unrivalled choice, support and reliability and our commitment to service is reflected in our continued financial success.

	2001	2000	%
Turnover of continuing operations	**£823.9m**	£711.2m	+15.8
Operating profit* of continuing operations	**£130.9m**	£118.3m	+10.7
Profit before taxation*◇	**£124.1m**	£115.3m	+7.6
Earnings per share*◇	**20.6p**	19.0p	+8.4
Dividends	**13.8p**	12.0p	+15.0



RS Rest of World
RS Japan
RS UK
Allied North America
RS Rest of Europe

Turnover
of continuing operations by destination



Italy
Germany
Austria
Scandinavia
Ireland
Distributors
Benelux
France
Spain

RS Rest of Europe



South Africa
Chile
Australia/
New Zealand
South Asia
Distributors
North Asia

RS Rest of World



Profit before tax*◇
£m
120
100
80
60
40
20
0
97
98
99
00
01



Earnings per share*◇
pence
20
16
12
8
4
0
97
98
99
00
01



Dividends per share
pence
12
10
8
6
4
2
0
97
98
99
00
01



Total shareholder returns
FT All share index
Electrocomponents
200
150
100
50
97
98
99
00
01

*Before amortisation of goodwill ◇Before exceptional loss on closure of Pact



"Can you help?"

The success of all Electrocomponents companies centres on providing our customers with exceptional service. For example, on Easter Sunday at 10pm a customer in North Yorkshire with a desperate need for stainless steel fittings called. They were essential for an industrial pipeline that had to be up and running by Tuesday. The parts were located in stock, packed and despatched to him within 2 hours. "That's what I call high service!" was his comment.




Back
Forward
http://rswww.com/
Welcome to RS
RS Home
About RS | Products |



Behind the RS website...



There are a lot of sites on the World Wide Web which look wonderful on your computer screen – but can you be sure that the infrastructure is in place to back those promises up? You can at RS. And with our e-Purchasing capability we can make sure that customers stay in control of their purchasing at all times, while cutting the time it takes to place and process an order and substantially reducing their costs.


服务誉全球

精粹活现全中国

"High service that translates – not just transfers"



Our high service model is global – translating it to suit local business environments is the key to our success. Take our major investments in China. We have established our own fully Chinese business with Chinese staff, Chinese catalogues and website, and with the opening of our Shanghai warehouse we are now fulfilling orders from within China.



Our drive to find ways to give customers an even better service continues. Allied has recently extended the deadline for the receipt of orders for same-day despatch, to make using Allied even more convenient for our customers. Increased customer contact, emphasised personal service and enhanced availability of products have all improved the Allied service.


9PM?– ON ITS WAY!


6:09
うまいのは、
コーヒー会社の
カンコーヒー
CAMEL

There's only one way to go


Panasonic
SEIBU
DISCO
ミセスタウト
Bunkamura
東海銀行


アコム
レイク
アコム
レイク
アコム



What Electrocomponents does

Electrocomponents distributes a wide range, including electrical, electronic, industrial, health and safety and information technology components and equipment to over 1.5 million customers worldwide, operating through its RS and Allied subsidiaries. RS operates in 24 countries and exports to a further 160 worldwide, while Allied covers the North American market. The principal sales methods are a paper catalogue, CD-Rom and trading websites in all markets.

High service – the Electrocomponents difference

Our high level of service distinguishes us from other distributors and wholesalers. The orders we serve have a low average value of about £80 across the RS businesses and customers' needs are almost always urgent. Speed, immediate availability, convenience and reliability are the determining factors in their choice of supplier, not price. Hence we are able to achieve gross margins of about 50% to provide finance for additional services and for our growth. This is in contrast to the large order values and lower gross margins of high-volume distributors, who do not offer our level of service.

A recent innovation piloted in the UK is "e-Purchasing", which provides our customers with more cost-efficient and fully controlled purchasing over the internet.

Barriers to entry

Because we serve users whose need is urgent, but whose orders are small, we have a large number of customers as well as a wide range of products, all of which must be available immediately.

Our business must support tens of thousands of orders per day with hundreds of thousands of items in stock. To do this we have established excellent, responsive information systems, comprehensive catalogue management techniques, and have in-depth fulfilment know-how. Moreover, our RS and Allied brands are trusted by customers because of their excellent service, proven over time. All this has required considerable investment which we have made over many years. Would-be new entrants face considerable barriers because of the front-end investment needed to meet service level requirements. Barriers to entry are firmly established in the UK, and we are building them rapidly in all our markets.

How we got here

Electrocomponents was listed in 1967, but began life as Radiospares in 1937 and later traded as RS. Through the 1960s to 1980s RS effectively created the high-service distribution market in the UK. Global expansion took off in the 1990s through greenfield start-ups and the acquisition of some distributors, initially in continental Europe and then in Asia. We now have a strong presence across Asia and in March 1999 we opened in Japan.

In July 1999, we bought Allied, a business with over 70 years of experience in the USA. This acquisition completed our coverage of the world's major economies.

Today, about half of the Group's sales come from outside the UK, with the larger ones being the US, France, Germany and Italy.

Group strategy

Consistent goals. Consistent strategy

Our goal is clear: we aim to lead the high service segment of every distribution market where we operate. To do this, we are implementing a strategy which has proven its value over many years, which is simply to meet the service expectations of our customers everywhere. This requires sustained investment and the dedication to customer service of all our people.

Having demonstrated the success of the RS model in the UK over 64 years, we have been rolling it out across Europe in the past decade and more recently across Asia and into Japan. Allied operates a similar model in North America.

Experience brings leadership

The experience gained from creating the leading high-service distribution business in the UK is embedded in our strategy. Our leadership has come through continually developing the services and products we offer. This involves extending our product range into diverse new areas, such as information technology, thus adding new customers. Through our deepening

Electrocomponents Group organisation model


suppliers
product management
information systems
human resources
SUPPLY CHAIN
MEDIA PUBLISHING
FACILITIES
finance
legal and secretariat
e-Commerce/ business development
operating companies
customers

knowledge of customer needs we have also developed many new services over the years.

New opportunities through electronic trading

Our initiatives in e-Commerce create opportunities for yet higher service levels. Business-to-business internet trading is a major opportunity for us: our initiatives include providing trading websites in all our markets; e-Purchasing capabilities; and establishing marketing agreements with the internationally recognised portals. Customers are confident that they can trade with us over the internet because of our trusted brands, our excellent content and our proven fulfilment record. They are doing business with us in rapidly increasing numbers.

Developing new markets

We are able to achieve further growth by identifying opportunities for high-service distribution in other geographical markets.

Continental Europe: Over the last ten years we have established bases throughout Europe, where we have demonstrated that customers value our excellent service.

The size of the economies of Germany, France and Italy together presents us with an opportunity several times larger than the UK. Therefore our strategy for growth is to view Europe as a market with many common products and services. We invest in marketing and infrastructure on a regional and local basis to achieve this potential.

Our long experience in the UK makes us confident that we will realise our European aims.

Asia: Our strategy is to create the leading, high-service group in Asia. Singapore is our hub for the ASEAN countries and, with the opening of our warehouse in Shanghai, we now have fulfilment capability in mainland China. In 2000, we produced the first Chinese language catalogue and launched our Chinese website. With these initiatives, we have a market-leading presence in the most exciting economies of the region.

In Australia we have a longer established, highly profitable business.

Japan: The largest greenfield investment we have made is in Japan, where the concept of small-order high-service distribution did not exist. We are creating the high-service distribution market on the RS model and customers are proving very receptive. This provides the Group with excellent long-term growth potential.

North America: Apart from the UK, the only other well-established, high-service distribution market is in North America. In order to achieve a leading market position in the region we acquired Allied Electronics from Avnet in July 1999. Allied operates on a slightly different high-service model from RS, with higher order values and lower gross margin, though overall profitability is comparable to an RS business of the same size.

Allied completes our coverage of the world's largest economies and fulfils a key part of our development strategy.

Alliance with Avnet in Europe: By entering into an alliance with Avnet, a high-volume distributor in the USA, we were able to improve both customer service and product offers, starting with an expanded and improved semiconductor offer in Europe.

Group processes

Excellent process capabilities are essential in any worldwide business. Our processes have enabled us to expand globally with proven success. The skills and experience of our processes are available to accelerate the development of all our businesses. By using these central resources we can enter new markets with unmatched levels of service and high confidence, and at much lower cost.

The processes are described in more detail on page 31.

Long-term organic growth

We will grow organically and profitably. We know this is possible because our RS businesses worldwide have similar gross margins, which reflect customers' willingness to pay for high service, and similar order values reflecting the level of support they need.

Though our RS model is well established, we continue to explore and develop new opportunities for doing business, based always on understanding the needs of our customers.





Market potential

Our opportunity for profitable growth is very large. The realisation of this potential is what we internally call "The Prize". This means generating sales growth from penetrating our markets, and realising the scale benefits that derive from these sales.

By realising "The Prize", we believe that we can replicate our shareholders' experience over the long term: one thousand pounds invested in Electrocomponents in 1967 is worth ca. one million pounds today, not including reinvestment of dividends.

Opportunity to grow from developing our markets

We believe that, over time, all our businesses can reach the same size, relative to their local economies, that RS has reached in the UK. The consistency of order values and gross margins that we see across the RS businesses and the similarity of the Allied model gives us confidence in this.

The "Market penetration relative to UK" chart shows the opportunities available in each of our geographic regions. Our potential market is proportional to the Gross Domestic Product (GDP) in the countries in which RS and Allied operate. We use GDP because our offer is taken up and valued not just by the manufacturing sector, but by all sectors of an economy. This has been demonstrated within the UK where approximately 50% of our technical user customers are not in the manufacturing sector.


Market penetration relative to UK
Sales
Gross Domestic Product (est 2000)
$bn GDP
8,000
6,000
4,000
2,000
0
100%
10%
6%
1%
7%
UK
Rest of Europe
North America
Japan
Rest of the World

RS UK's current sales as compared to UK GDP is used as our benchmark.

Rest of Europe: The Rest of Europe comprises the large economies of France, Germany and Italy, while those of the other countries together are roughly the size of Germany. We have created the markets here and are the largest player in them.

When RS in this region has the same penetration as RS in the UK, then its sales will be ten times their current level.

North America: The North American high-service distribution market is very fragmented. There are four national players, including Allied, and over 1,000 regional or specialist independents. Allied's growth will come from the demise of some of the smaller companies which are facing a struggle to stay in business as well as from the rise in GDP.

The US economy is more than six times the size of the UK which gives us the opportunity to increase sales twenty-fold in North America.

Japan: We have created the high-service market here and have achieved sales of £9m in our second year. The core, RS business model – £80 order value and 50% gross margin – applied from the start, and no competitor has followed us into this market. With a GDP over 2.5 times that of the UK, the potential here is vast.

Rest of World: In the Rest of the World our greatest opportunity lies in Asia: there is the potential to multiply existing sales by over 12 times given the gap between the market penetration we have achieved in the UK and the penetration in this region. There is also potential for higher relative growth of GDP.

Scale benefits

As our businesses grow in their market, economies of scale are realised and local costs reduce relative to sales. Marketing costs per customer, such as catalogue costs, decrease as the number of customers and their purchasing frequency grows.

The "Scale Curve" chart shows how the local costs of a business as a percentage of sales fall as sales increase. With consistent gross margins across the businesses this translates into higher contribution margins and hence profit growth ahead of sales.






Scale curve
Local costs as a % of sales
60
40
20
0
manage down
1
10
100
1,000
Sales (£m)

The local costs of RS UK are about 20% of sales at the current sales level. All our other businesses have lower sales and so are higher on the curve. They are all managed down the scale curve.

Products and services drive growth

Products: The "Number of products offered by RS" chart shows the number of products currently offered by RS in the UK, France, Singapore and Japan.

In newer RS markets the offer is initially focused on electronic and electrical products. This is broadened as we enhance our understanding of customer requirements. The UK now offers diverse product areas such as health & safety, information technology, hydraulics, tools, technical books etc, all in response to customer demand.


Number of products offered by RS
120,000
100,000
80,000
60,000
40,000
20,000
0
Japan
Singapore
France
UK

Services: The loyalty of our customers is built on the quality, breadth and reliability of the services we offer. We measure this loyalty by the frequency with which they purchase from us, and we see this frequency increase dramatically with the size of the business.

As markets develop, services are introduced, such as enhanced technical support and later deadlines for same-day despatch. RS in the UK will despatch orders the same day if received by 8pm; following its acquisition, Allied has moved its cut-off time to 9pm. Internet trading is available in every market, with the most advanced features being rolled out from the UK.

Summary

The potential for sales and profit growth will be achieved by employing our proven strategy of delighting customers with our high service. We believe that the result will be realisation of "The Prize", and hence excellent long-term growth for shareholders.

We have begun the process of delivering the major strategic initiatives introduced in the recent past.



Roy Cotterill

Results

The year under review has been a period during which we have begun the process of delivering the major strategic initiatives introduced in the recent past: our US operation, Allied Electronics, has a full 12 months' trading in the results and has performed very well; the Japanese company has proved the relevance of the RS model to that economy and is on track; our operation in the People's Republic of China, with the stocking location in Shanghai, has progressed well, whilst a rapidly increasing number of our customers are finding the internet a convenient way to conduct their business.

Sales, excluding Pact, have increased by 15.8% to £823.9m and operating profit before amortisation of goodwill has increased by 10.7% to £130.9m.

The cash generative capability of the Group is demonstrated again by the reduction in debt from £95.8m to £75.5m.

Your Board continues to show its confidence in the future performance of the Group by recommending a final dividend of 9.55p, up by 15.1%, making a total of 13.8p for the year, an increase of 15.0%.

Successful growth over 10 years

Ten years ago, Electrocomponents was a small, high-service distributor with all its operations in the British Isles. We decided to focus on the high-service distribution of technical products to technical users, to expand this activity organically and to dispose of other peripheral and less profitable non-core operations. The aim was to achieve growth by increasing the range of products, the range of services and the geographic areas in which we operate.

Our expansion has been based on one principle: people. Before every decision we ask ourselves: "Will it be good for the people who are – or may become – our customers? Will it benefit the people who work in the Group? And will it enhance the value of the holdings of the people who invest in the Group?"

We do not undertake initiatives to win awards or to become "global" for its own sake. We work only to create practical and demonstrable benefits.

Today we have 26 successful operations in every major economy. At the moment, each has a different number of products and different levels of service. In the UK we offer over 129,000 products, and if a customer places an order before 8pm on any day of the year, the order will always be despatched before 10pm that evening.

Our strategy is simple; we aim to bring every operation in the world at least up to the level of service available in the United Kingdom and to the same level of market penetration. This is "The Prize", which is now achievable and which is explained in more detail on the previous pages.

A total focus

For several years Pact had not been considered a core part of our business and in 2000 it was decided either to sell it or close it. After a thorough examination it was found that a sale on reasonable terms would not be possible, so the business has been closed. Although there has been a cost of £6.9m, important management time has been released and there will be a cash inflow to the Group of more than £8m, excluding proceeds from the sale of the property. £3.9m of this was realised in the year.

We are now, and will remain, focused entirely on the high-service distribution of technical products to technical people.

Thanks to our people

Our people have always been the key to our success. Our objective is to have good working conditions, good training and an excellent level of communication in both directions. Management must communicate our objectives to everyone and everyone must tell us how best to achieve these aims. We will probably never get everything right, but we do try and I thank everyone in the whole organisation for the part that they play.

New Directors

In July we appointed two new Executive Directors to the Board: Ian Mason, who has been with the Group for five years, has been appointed Chief Operating Officer, and Richard Butler, who joined the Company 12 years ago, was appointed Chief Process Officer.





These appointments reflect the increasing complexity of the business and advanced the process of succession. As well as these appointments, Jeff Hewitt has been made Deputy Chairman and Les Atkinson and Tim Barker have joined as Non-Executive Directors. Les Atkinson spent many years with BP, partly as head of their operations in Asia, and Tim has had a career in corporate finance and general management with Dresdner Kleinwort Wasserstein. I am pleased to say that these four new Directors, being eligible, offer themselves for re-election.

At the Annual General Meeting on 20 July, we will move to the next stage when Bob Lawson will retire as Chief Executive to become Chairman Designate and Ian Mason will become Chief Executive. At the Interim Announcement on 7 November Bob will assume my role as Chairman.

I have had a marvellous time as Chairman of Electrocomponents and of the evolution, I say only this; if Bob and Ian receive the same wonderful support from the employees and the Board that I have enjoyed – and I know that they will – then the past successes will, at the very least, be matched by future successes.

In October, your Board travelled to Asia to visit our Japanese business, to hold a Board meeting and to visit Singapore where we were given presentations by our Asian and Australasian management teams. We greatly enjoyed meeting many of the staff, visiting some of our facilities and assessing for ourselves the progress being made and the potential of these businesses. I am delighted to say that we came away in good heart.

Current trading

While trading conditions have become more challenging in some of our markets since the end of the year, we believe these conditions will prove to be cyclical.

In the United States the large sales gains achieved by Allied this time last year have not been fully retained, whilst sales have slowed in the United Kingdom. In both markets there are early indications that trading conditions are stabilising. Elsewhere sales growth rates are slightly lower than last year but sufficient to compensate for the United States.

Our gross margins and service to customers are improving and we expect the outcome for the year to show further progress.

We are maintaining our investment in the strategic development of the Group which the Board is confident will bring high returns to shareholders in future years.

Roy Cotterill, Chairman

We remain committed to being the world leader in high service distribution.



Bob Lawson

Overview

Our markets have slowed noticeably in the last quarter in the UK and in the USA. However, we maintain our strategy of being the leading global high service distributor by providing customers with unmatched availability of product, absolute reliability and technical performance.

Whilst all of our businesses are at different stages of development, each is managed by increasingly effective regional management, backed by our first-class, Group-wide Process capability.

The development of this infrastructure has evolved over the last few years, but is now delivering value and is fundamental to our global development.

Strengthened organisation

Before the start of the 2001 financial year, two Executive Directors sat on the Board. This year, we have strengthened the Executive element of the Board with the appointment of two new Executive Directors – Ian Mason as Chief Operating Officer and Richard Butler as Chief Process Officer.

The reporting lines are clear: Ian Mason is responsible for all RS operating companies. The general managers of each RS company everywhere in the world report to him, either directly or through regional management. Similarly, all the operational processes report either directly or indirectly to Richard Butler. Ian and Richard report on their areas of responsibility on the following pages.

Strategic initiatives

Overlaying this operational and process evolution are the strategic initiatives that are not only critical to our geographic development but also differentiate us from competitors. We are now present in every major economy, we are creating value in e-Commerce and we are making considerable investment in systems and skills needed to use our databases effectively.

Investments in Allied

Allied North America	2001	2000 (9 months)
Sales	£148.7m	£84.6m
Adjusted sales growth	24.6%	[illegible]
Contribution	£26.4m	£15.2m
Contribution %	17.8%	18.0%

Allied is our North American arm, acquired from Avnet in July 1999. Last year sales grew by 24.6% to £148.7m (adjusted for trading days and at constant exchange rates). This sales growth includes an adjustment for the first quarter of last year when we did not own the business. Contribution grew to £26.4m and this has been achieved after continued investment in sales offices and infrastructure. These investments will allow Allied to grow in the large but fragmented US market as smaller participants will not be able to match such investments and their service levels will suffer. Many are now putting themselves up for sale, but we will not acquire them as such bolt on companies would not bring value to the Group.

Despite current conditions, our view remains that the sustainable growth for Allied in the years ahead is in the mid-teens. This will come partly from the long-term consolidation of the market and partly from underlying growth.

We have strengthened the management team with the appointment of Bob Pfleg as Executive Vice President, with the intention that he succeed David Yaniko as President on his retirement in July this year. Bob has long experience of US and European component distribution from his various roles within 3M.

Looking ahead, Allied remains focused on meeting the needs of customers from its 74 locations. Customer research indicates that providing our service through these local offices is valued and differentiates us significantly from our competitors.

Allied is a hugely valuable addition to Electrocomponents and is now beginning to play a full role, for example through the procurement and supply of US specification products to our growing markets in Asia.





Objectives met in Japan

RS Japan	2001	2000
Sales	£8.6m	£2.7m
Adjusted sales growth	184.8%	n/m
Contribution	(£6.3m)	(£7.0m)

After two years trading, Japan has met all our objectives. Sales have grown exponentially by 184.8% (adjusted) to £8.6m and are now ahead of our original plan, while losses of £6.3m are in line with expectations, with breakeven remaining on track for the year to 31 March 2004.

More importantly, RS Japan is now recognised as the provider of a unique and valued service to engineers. The loyalty of customers continues to demonstrate the value of the service we offer and we now have an active customer base of over 20,000 engineers.

A fifth catalogue was published in March and now contains 35,000 products, a 40% increase since launch. e-Commerce sales now represent about 15% of the total with some customers coming to us without a catalogue or any other physical media. We have decided to roll out the Group's more advanced e-Purchasing capabilities in Japan in order to capitalise further on our unique market position.

Under its dynamic local leadership, we are confident that RS Japan will achieve our development objectives.

Growth in People's Republic of China

A further major initiative is the development of our RS offer in the People's Republic of China. Sales grew by a remarkable 46.3% (adjusted) in the year.

The local language and locally priced catalogue, CD-Rom and website containing 60,000 products, launched at the start of the year, have been a great success. The second edition was launched in April 2001 confirming to our Chinese customers our commitment to the market. In September 2000, our first locally stocked warehouse was opened to serve metropolitan Shanghai and to allow us to offer customers there a standard of service similar to that which we offer in our more developed markets. Our first e-Procurement contract has been agreed with a major Chinese utility, using the website to provide on-line, small quantity supplies. This type of service has been welcomed by customers and once more underlines the power of our offer.

Unique services through e-Commerce

Currently, our total e-Commerce activity accounts for about 6% of Group sales, and is growing fast in all markets. Although the hype surrounding "dot.coms" has subsided, customers are continuing to explore the internet options open to them and find that RS is an able and efficient partner, with practical and effective solutions that work.

Our initiatives in e-Commerce affect all our businesses and activities. We have no doubt that building a suite of e-Commerce capabilities on the back of our strong brand and infrastructure is now, and will continue to be, a winning combination. For Electrocomponents, e-Commerce is not merely the creation of an on-line catalogue, but is a major opportunity to create unique services for customers that can only be provided from this medium. For example, the e-Purchasing capability that is now available to customers in the UK and will shortly be rolled out across Europe, enables customers to make substantial cost savings on small order buying. Most importantly, customers find that e-Purchasing via the RS websites is particularly valuable as a low-cost and low-risk entry into internet trading. For large companies that decide to invest in e-Procurement packages we are one of the very few companies in Europe that can provide the required support known as "punch out", which makes such packages usable in practice, by providing the required rich content.

e-Commerce is important to our market development strategy and we will continue to invest to maintain our clear leadership position. Over the year, revenue expense in e-Commerce increased from £2.5m to £4.0m and capital investment increased sharply from £0.3m to £3.6m to support these critical initiatives.


CAL 095
OUTPUT



Information Systems

The last of our major initiatives is centred on building our information backbone across the entire Group. Our aim is to construct even more standardised and usable databases of customers, suppliers and products across all our markets. Aligned to this is the communications infrastructure which will deliver timely and accurate information to our customers, suppliers and, of course, internally within the Group.

In the year under review, the revenue cost of Information Systems, included within Process costs, was £23.6m and we anticipate capital spending of around £40m in total over the next three years.

Summary

Looking ahead, our markets are tougher than last year, but this creates additional opportunities for our particular high service offer to customers. In spite of the more difficult conditions, we remain committed to being the world leader in high service distribution, and the year under review has been a significant step forward.

Bob Lawson

Bob Lawson, Chief Executive

High sales growth and improving returns in continental Europe demonstrate our strategy in action.



Ian Mason

Overview

Across the RS businesses there has been strong growth in the Rest of Europe, Japan, and in the Rest of the World, particularly Asia, and in e-Commerce. There has been more modest growth in the UK and Australasia.

We continued to demonstrate our ability to reproduce the RS business model by rolling out successful sales and marketing initiatives from one market to another. Our ability to share best practice wherever it is developed is a key to accelerating the growth of our business.

UK

RS UK	2001	2000
Sales (in UK)	£412.4m	£403.1m
Adjusted sales growth	2.7%	–3.0%
Sales (by origin)	£426.0m	£414.1m
Adjusted sales growth	3.3%	–3.6%
Contribution	£136.2m	£134.3m
Contribution %	32.0%	32.4%

In spite of the decline in manufacturing, the strong pound and depressed activity in our traditional manufacturing base, the UK returned to growth. During the year, we continued to target and generate new customers in the growing service sector, although they are less productive in their early years. Today, manufacturing customers make up about half of our customer base, but still generate the larger part of our sales.

We have continued to emphasise the quality of our service, which was recognised by the Electronics Weekly service award. In response to customer research we moved from three to two catalogues a year. The funds released were reallocated to marketing tools, such as specialogues and the "e-Purchasing" internet programme.

e-Purchasing reduces our customers' transaction costs and provides a low-risk entry to internet buying. There are now over 150 pilots and sites in operation compared to 100 in September 2000. Overall customer demand has been high which has raised e-Commerce to 7% of total UK sales, compared with 4% a year ago.

The number of products in the March 2001 catalogue was up 10.3% to 129,000. We are more actively encouraging customers to buy our existing, successful products while also adding more products for which there is a demonstrable demand from customer requests.

We have invested in systems and skills to ensure that we derive even higher value from the increased direct marketing investments.

Contribution margins declined slightly to 32.0% of sales as extra investments were made in e-Commerce.

Exports from the UK grew by 11.6% (adjusted).

Rest of Europe

RS Rest of Europe	2001	2000
Sales	£203.6m	£177.5m
Adjusted sales growth	21.8%	11.3%
Contribution	£38.5m	£31.8m
Contribution %	18.9%	17.9%

Continental Europe achieved strong sales growth of 21.8% (adjusted) resulting in sales of £203.6m. Overall return on sales rose from 17.9% to 18.9%. High growth coupled with improving returns demonstrates very well the Electrocomponents strategy in action.

With a current turnover of £203.6m, penetration of the rest of Europe is only one tenth relative to our current UK penetration, showing the massive market potential which we continue to develop rapidly. We are pursuing a common approach as we continuously find that the RS business model can confidently be transferred from one market to another.

France: We achieved sales growth in France of 22.9% (adjusted). As a result of our heavy emphasis on marketing aimed at both developing existing customers as well as attracting new ones, active customers rose by 11% during the year. Agreements to supply a number of French multinationals globally were signed as the result of the strong relationships with these customers in France.

During the year, there were successful specialogues on IT, Automation, and Mechanical products. The number of products available rose by 11,000 to 88,000, and our high service levels were maintained.





Germany: Sales in Germany grew by 21.5% (adjusted). Service levels have been improved through investments in inventory management software and our ability to fulfil orders by supplying direct to customers using cross-border fulfilment. Further improvements are planned. We approved investment for the building of a new warehouse, described in Richard Butler's report, which will be operational by the end of 2002. The number of products increased by 8,000 to 79,000 and active customers rose by 6%.

Italy: Sales in Italy grew by 23.6% (adjusted), similar to our other main European markets. Service levels were improved and enhanced technical support was offered, driving part of the growth. RS Italy piloted new marketing initiatives to increase the breadth of products bought by each customer, and this should show benefits in the present year. The number of products on offer rose from 75,000 to 80,000 and active customers increased by 4%.

Other European markets: Our operations in Benelux, Spain, Ireland, Scandinavia and Austria grew by 18.7% (adjusted). These businesses are the equivalent of another large European RS company and are managed as such. The number of products increased to 55,000, service levels were improved, and we rolled out trading websites which were well accepted.

Japan

As a major strategic initiative this area is reviewed by Bob Lawson.

Rest of World

Rest of World	2001	2000
Sales	£37.0m	£32.3m
Adjusted sales growth	17.1%	11.3%
Contribution	£1.8m	£3.1m
Contribution %	4.9%	9.6%

Our operations in the Rest of the World achieved sales growth of 17.1% (adjusted) and sales of £37.0m. Asia accounts for most of this segment.

Asia: A new regional general manager for Asia was appointed to help leverage investments across the region. However, the sub-regions of North Asia, South Asia and Australasia still retain local management and local focus. A project to rationalise the product range to be more in keeping with customers' needs – including the addition of US specification products from Allied – was implemented. The offer was 57,000 products, and service levels were improved.

North Asia: North Asia, made up of China, Hong Kong, and Taiwan, achieved excellent growth of 26.9% (adjusted). Bob Lawson has commented on The People's Republic of China, our most important strategic market in Asia. The investments in China are making the major contribution to our overall growth in the region and reflect the quality of our dynamic North Asia team.

South Asia: Singapore, Malaysia and the Philippines grew by 26.7% (adjusted). Investment in customer relationship management software was made in Singapore which will be rolled out to the rest of Asia. Malaysia led the Group in e-Commerce, achieving 25% of sales in some months.

Australasia: Australasia returned to a growth of 1.3% (adjusted) after several flat years. A new management team is taking the actions necessary to achieve sustainable growth. Profitability has been maintained despite the difficulties.

Other countries: Our other, small operating companies achieved a combined growth of 41.8% (adjusted).

Summary

High sales growth and improving returns around the world demonstrate our strategy in action. The power of the RS business model is not only its reproducibility of potential but also of approach: what works in one market can confidently be transferred to another; and by sharing best practice, we accelerate the growth of the Group. The infrastructure, expertise and commitment in place continue to drive our strategy and we look forward to the future with enthusiasm.

Ian Mason

Ian Mason, Chief Operating Officer

Our global processes allow us to provide customers with outstanding service.


Richard Butler

The operational processes allow us to use our skills to drive pace and effectiveness and reduce costs. Establishing these processes has taken considerable investment, but the benefits are now being realised. These operational processes are reviewed here while Information Systems and other enabling processes are reviewed by Bob Lawson and Jeff Hewitt.

Supply Chain
The key requirement of the Supply Chain Process is to ensure that the stock to meet all customers' demands is available for same-day despatch in the most effective way. Many initiatives have been undertaken to improve the efficiency of our logistics activities. These range from developing closer working relationships with third party carriers to more co-ordinated management of stock across the Group. Further investments have been made to strengthen the regional logistics strategy; Manugistics, our chosen demand forecasting and supply planning system, is now in place in our four largest European markets and will be implemented in Japan and in Singapore, our Asian hub, later this year. Further development in cross-border fulfilment has enabled us to provide better service to customers and to generate efficiencies.

Facilities
The Facilities Process continues to maximise the efficiency of our warehousing. However, in Germany and Italy, growth demands new facilities. In Germany, we have acquired an 82,000sq.m greenfield site at Bad Hersfeld, 140km north of Frankfurt, and the first phase is forecast for completion and occupation in late 2002. In Italy, we will move into a leasehold warehouse near our present site by the end of this year, and early next year into new offices.

Product Management
Product Management determines the most effective range to meet customers' needs. This depends both on close links with the sales and marketing teams in operating companies, so that the products on offer match customer demands, and also on building close working relationships with our extensive supplier base. The reshaped Asian catalogue, launched in April 2001, contains locally sourced Asia brands as well as key US-specification products sourced through Allied.

Strategic alliance
The strategic alliance with Avnet in Europe made good progress; the enhanced semiconductor offer successfully created revenue and stock efficiencies in RS's European businesses. Both RS and Avnet are determined to extend the product range into further, related areas.

Media Publishing
This embraces all media: over 25 catalogues and CD versions, including in Japanese and Chinese, as well as the provision of content for the Group's websites. Efficiencies come through technological advances and economies of scale; significant savings have been achieved through rationalising paper and print purchasing.

Human Resources
People are critical to our success and their quality determines our ability to fulfil our potential. The Human Resources team works closely with senior management to identify the skills required by the Group to support the strategy. Our priority is to invest in the recruitment, development and retention of the most talented individuals. We now have 30 of our best young managers from around the world on Accelerated Potential programmes which develop them through international job moves and involvement in strategic projects. For the past year a revised annual bonus scheme was in place for management, linked more closely to Group results and the creation of shareholder value.

Summary
The operational processes are now delivering real benefits. By managing key support areas on a Group-wide basis, best practice is quickly shared, economies of scale are delivered and barriers to entry are established. This global network supports our local operations and this combination allows us to provide customers with outstanding service.



Richard Butler, Chief Process Officer

The growth potential for our businesses is large and we believe that superior returns are available.



Jeff Hewitt

Turnover, profits and earnings

Key figures	2001	2000
Turnover of continuing operations	£823.9m	£711.2m
Operating profit of continuing operations*	£130.9m	£118.3m
Interest	(£6.8m)	(£3.5m)
Profit before tax*◇	£124.1m	£115.3m
Earnings per share*◇	20.6p	19.0p
Dividend per share	13.8p	12.0p

Key statistics	2001	2000
Gross margin % of continuing operations	49.1%	50.5%
Operating margin % of continuing operations*◇	15.9%	16.6%
Effective tax rate %*◇	28.0%	29.0%
PBT on net assets %◇	27.0%	28.7%

Growth %	2001	2000
Turnover of continuing operations	15.8%	14.5%
Turnover – adjusted of continuing operations	12.3%	4.3%
Operating profit of continuing operations*	10.7%	14.6%
Profit before tax*◇	7.6%	7.5%
Earnings per share*◇	8.4%	6.7%
Dividend per share	15.0%	14.3%

*Before amortisation of goodwill ◇Before exceptional loss on closure of Pact

Group turnover including Pact increased by 12.3% to £855.1m. Before goodwill amortisation and exceptional charges operating profit rose 10.2% to £130.9m, profit before tax rose 7.6% to £124.1m and earnings per share rose 8.4% to 20.6p. The year included the Pact business for nine months to 31 December 2000, when the decision was taken to close the business. It was subsequently closed at an exceptional loss of £6.9m before tax. In the nine months Pact contributed £31.2m to turnover and broke even on profits. The cash inflow to the Group from the closure will be more than £8m, of which £3.9m was realised in the year. These exclude proceeds from the future sale of the property.

The continuing operations comprising the RS and Allied businesses had turnover of £823.9m, a growth of 15.8%, with operating profit before goodwill amortisation of £130.9m, a growth of 10.7%. Allied was acquired on 2 July 1999 and so was in the prior year comparative for nine months. Excluding Allied the growth in turnover was 10.0%. In its first full year in the Group, Allied contributed £26.4m to Group profits, more than covering the interest costs from financing the acquisition and the amortisation of goodwill that arose from the acquisition.

Exchange rate movements had no translation effect on our reported operating profit. At constant exchange rates, sales would have been £4.8m lower. Adjusting sales for the number of trading days in the year and to constant exchange rates gives an underlying sales growth of the continuing operations of 12.3% (including Allied on a day adjusted basis).

For the continuing operations, the gross margin was 49.1%, which was down from 50.5% last year, due to the larger proportion of Allied sales at a lower gross margin.

Operating margins of continuing operations (before amortisation of goodwill) declined from 16.6% to 15.9% due to further significant investments in the development of the Group. Our higher growth businesses are our smaller businesses that, due to scale effects, have higher costs relative to sales than our most developed, but slower growth business in the UK. The overall margin development in the year reflects this change in mix of cost bases across the Group. Additionally our strategic investments have continued, including: e-Commerce with costs of £4.0m, compared to £2.5m last year, China with the costs of the Chinese language catalogue and Shanghai warehouse amounting to £2.5m, whilst Japan losses declined to £6.3m from £7.0m last year. Given our share price development relative to the peer group, the funding of the Long Term Incentive Plan required a charge of £2.5m in the year compared to £1.5m last year.

Overall process costs were £65.7m or 8.0% of continuing sales, compared to 8.3% last year. The largest component of these costs was again Information Systems, accounting for about 36% of the total.

The interest charge was £6.8m compared to £3.5m last year, mainly due to a full year's financing cost for Allied. The tax rate of 28%, based on profit before tax, goodwill amortisation





and adjusted for the exceptional loss, was lower than the prior year 29% as the higher profit generated by Allied was again shielded from tax by the use of earlier tax losses and by the tax deduction allowed for goodwill amortisation in the United States. In accordance with FRS10 "Goodwill and intangible assets", the £214.8m of goodwill that arose on the acquisition of Allied is being written off over 20 years and the amortisation was £11.6m.

Profit before tax and after goodwill amortisation and exceptional loss was £105.6m and the effective tax rate on this profit was 31.2%. After tax, the profit for the year amounted to £72.6m, down 1.8%. Earnings per share before goodwill amortisation and exceptional loss increased 8.4% to 20.6p from 19.0p, after goodwill amortisation increased 4.7% to 17.9p and after the exceptional charge declined 1.8% to 16.8p. With the recommended final dividend of 9.55p per share, dividends rose 15.0% to 13.8p, which were covered 1.5 times by earnings before goodwill amortisation and exceptional charge.

Cash flow and balance sheet

Cash flow of continuing operations	2001	2000
Stocks	(£8.6m)	(£19.9m)
Debtors	(£4.5m)	(£15.7m)
Creditors	(£1.2m)	£18.9m
Working capital	(£14.3m)	(£16.7m)
Capital expenditure	(£24.3m)	(£16.6m)
Free cash flow	£74.4m	£66.9m
Net debt	(£75.5m)	(£95.8m)

Key statistics of continuing operations	2001	2000
Stock turn	2.5	2.4
Debtors days	53.8	55.9
Creditors days	40.1	43.9

Free cash flow for the year was £78.6m (£66.9m last year). Operating cash flow from continuing operations was again healthy at £138.0m up from £121.8m last year and representing 116% of operating profit.

Working capital cash outflows for continuing operations amounted to £14.3m compared to £16.7m last year. Cash outflow on stocks was £8.6m compared to £19.9m last year. Stocks that were built last year to support service levels, given shortages of certain electronic components, were partly released during this year. For continuing operations, the stock turn was 2.5 times compared to 2.4 times last year. Debtors recorded an outflow of £4.5m, compared with an outflow of £15.7m last year. For continuing operations, debtor days were 53.8 days compared with 55.9 days last year. There was a cash outflow on creditors of £1.2m, compared to an inflow of £18.9m last year due to stock movements. For continuing operations, creditor days were 40.1 days, a decrease from 43.9 days last year.

The cash inflow from discontinued operations was £4.2m, of which Pact was £4.9m, including £3.9m since the closure announcement.

Capital expenditures were £24.3m and while higher than last year (£16.6m) were lower than we expected as investments in systems took longer to move into the spending phase. Looking forward, systems investments will increase significantly reaching over £40m over the next three years. Warehouse investments will also increase over this period and be of a similar magnitude and will include facilities in Germany and Italy and smaller ones elsewhere.

After higher tax and dividend payments the decrease in net debt was £20.3m, giving year-end net debt of £75.5m.

Euro conversion

Through a Steering Committee and a specific project team the Group is implementing a Euro conversion programme. In each of our markets where the Euro is relevant, we have been able to trade with customers and suppliers in Euros. However, the customer conversion has been much slower to develop than expected and in most markets remains very small. We are now preparing for the change in our base accounting currency to the Euro in "insider" businesses over the next six months, with France, Austria and Ireland already successfully converted. Pricing of catalogues and websites in Euros has already happened in some markets and is well advanced in the others.





This project has taken up considerable management time and required significant training initiatives, but the direct expenditure was £1.0m compared to £0.2m in the prior year.

Treasury

Treasury continued to operate as a centralised service centre. Its ethos remained the managed reduction of financial risk. The Treasury Committee continued to oversee any policy or procedural changes.

Treasury plays a critical role in managing the Group's overall foreign currency transaction risks. Given that currency movements are inherently volatile, the Group's main source of transaction risk arises because the Group's purchases in currencies other than Sterling are much less than the sales that are made from catalogues that have fixed prices in currencies other than Sterling. Sterling remained strong against the Euro for the first half of the year, but weakened in the last quarter, whereas against the US Dollar it weakened progressively throughout the year. This pattern impacted, most importantly, on our customers' relative competitiveness, and also on our underlying margins. A large part of our product supply is directly or indirectly related to the US Dollar, whilst a large part of our currency receipts are from sales in the Euro countries.

Substantial hedging of the currency required to cover purchases over the catalogue lives was once again implemented in order to "shelter" the forecast gross profits over these lives. In this way the impact of currency fluctuations are smoothed until selling or cost prices can be changed in light of the changed exchange rates. The hedges are effected through forward currency contracts entered into by Group Treasury on the trading projections provided by local businesses. Note 25 to the Accounts gives a summary of the Group's hedging positions at the year-end. In addition, supplier negotiations have progressed well such that more product purchases will be made in the underlying currencies of the source, as against Sterling. This then allows increased netting of currency flows internally.

Cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

Foreign currency translation exposures are not explicitly hedged, but local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge. Treasury guidelines are in place for reviewing the impact of translation exposures should there be any material changes. Note 25 to the Accounts summarises the financial assets and liabilities by major currencies at the year-end.

The Allied acquisition was financed by term loans from our relationship banks and these are being paid down from trading cash flows. The financing structures of other subsidiaries continue to be reviewed for overall financial and fiscal effectiveness. In Europe, the United States, Asia and Japan cash pooling has been implemented with our banks to ensure cost effective netting of currency balances.

At the year-end the Group had net debt of £75.5m to give gearing of 18.1% and interest cover (before amortisation of goodwill and exceptional charges) of 18 times. The Group is robustly financed.

Within net debt, total debt was £92.8m, of which £60.8m was denominated in US Dollars whilst cash of £10.6m and investments of £6.7m were largely in Euro deposits. Group policy on investment management is to maximise the return on net funds subject always to the security of the principal and the liquidity of the Group. The Group has established policies to identify counterparties of suitable credit worthiness and has procedures to ensure that only these parties are used, that exposure limits are set and that these limits are not exceeded. During the year and at the year-end the Group did not make use of any financial instrument for the purpose of hedging changes in interest rates. Note 25 to the Accounts provides a summary of the deposit structure of the Group at the year-end.

Financial and shareholder returns

Profit before tax (after goodwill amortisation, but before the exceptional charge) on net assets was 27.0%, down from 28.7% last year. These returns remain substantially higher than the Group's cost of capital. Over recent years the investments made in implementing the Group strategy have reduced the reported returns.





The remarkable consistency of gross margins and average order values across markets continues to reinforce our belief in the international transferability of the RS core business model and this is the core of the Group strategy. Europe, Asia and Japan successively demonstrate this transferability. The success of Allied in its first full year with the Group demonstrates the value of its model, which is high service but structured in a different way. The learning from both models will provide many mutual opportunities for cross-fertilisation.

Our total shareholder return over the year was a negative 12.0% driven by the share price decrease between the year-ends and this compares with the negative 10.8% return on the Allshare index. We were pleased to achieve entry to the FTSE 100 index of largest UK companies in September 2000 after having been high on the reserve list for some time. Since the initial listing in 1967, Electrocomponents has not raised any new capital from the stock market and has funded its largely organic growth through internal cash generation and limited use of debt. Over this 34 year period the market capitalisation has increased 1,000-fold, such that one thousand pounds invested at flotation in 1967 was worth ca. one million pounds at the time of entering the FTSE 100, without reinvesting dividends: and our dividends per share have increased every year. This is a remarkable history of sustained growth of shareholder value over the long term and is testimony to the value of the RS business model.

Our share price performance through much of the year reflected the increased understanding by existing and prospective shareholders of our established strategy of internationalisation together with the increased impetus available from our progress in e-Commerce. It is encouraging that the Group is driving real and substantial business from its e-Commerce investments. The leverage of our e-Commerce activities off our huge investment in fulfilment, content, databases and the brand name provides an advantage that should produce superior returns. Our largest strategic marketing initiative is the roll-out of the more functionally rich platforms (operating now only in the UK) across the rest of Europe, and Japan.

In March 2001, Electrocomponents hosted an "at home" for investors and analysts to describe more fully the Group's strategy and where we have achieved in its implementation. Managers of our major operations took part so that progress could be judged first hand from their comments. We believe that this depth and breadth of communication will further the already good appreciation of our strategy. The full presentation is available on our corporate website.

Summary

Providing attractive returns for our shareholders relative to the market over the long term remains the primary goal of our strategy. In our selected markets the growth potential for our businesses is large and we believe that superior returns are available to the Group over the long term. The sales growth and improving returns in our main European businesses are important pointers, as are the continued successes of our start up in Japan and our development of opportunities in Asian markets. As these businesses realise the considerable sales potential of their markets over time and consequently achieve economies of scale, we believe that their profitability and cash generation characteristics should match those of our UK business. In the larger economies the absolute profits are potentially higher than those generated in the United Kingdom. We believe this provides a very attractive investment prospect.

J.L. Hewitt

Jeff Hewitt, Deputy Chairman and Group Finance Director



from left to right:
Leslie Atkinson, Roy Cotterill, Ian Mason,
Jeff Hewitt, Keith Hamill, Nick Temple,
David Winterbottom, Dieter Lennertz, Richard Butler,
Tim Barker, Bob Lawson, Carmelina Carfora.

R C G Cotterill AMIEE Non-Executive Chairman
Roy Cotterill, 65, joined as a Non-Executive Director in April 1994 and became Chairman in July 1994. He is an electrical engineer who spent many years working for the General Electric Company outside the United Kingdom. He is currently Chairman of InvisiMail (IOM) Ltd and a Director of Vocalis Group plc.
He is Chairman of the Nomination Committee and a member of the Remuneration Committee.

R A Lawson MA MBA Group Chief Executive
Bob Lawson, 56, joined as Group Managing Director in April 1991 and was appointed Group Chief Executive in April 1992. He is a qualified engineer with a business degree and has worked in several United Kingdom and continental groups. He was Sales Director of RS Components Limited from 1979 to 1987 and then spent five years as Managing Director of Vitec Group plc. He is Non-Executive Deputy Chairman of Hays plc.
Chairman of the Group Executive Committee and a member of the Nomination Committee and the Treasury Committee.

J L Hewitt MA FCA MBA Deputy Chairman and Group Finance Director
Jeff Hewitt, 53, joined as Group Finance Director in November 1996 from Unitech plc where he was also Finance Director. He joined Unitech in 1991 from Coats Viyella plc where he was Group Strategy Director and a Divisional Chairman. He has worked for The Boston Consulting Group and Arthur Andersen & Co.
Chairman of the Treasury Committee and a member of the Group Executive Committee.

I Mason MBA Chief Operating Officer
Ian Mason, 39, has been with the Group since February 1995. Previously he worked for The Boston Consulting Group. He was appointed to the Board in July 2000 and is responsible for all RS trading activities, including e-Commerce.
Member of the Group Executive Committee.



R B Butler FCIS Chief Process Officer
Richard Butler, 41, joined the Group as Company Secretary in August 1987 from Bowthorp Holdings plc, now Spirent plc. He was appointed to the Board in July 2000 and is responsible for all the Group operational processes.
Member of the Group Executive Committee.

F D Lennertz Dr.-Ing Non-Executive Director
Dieter Lennertz, 64, joined as Non-Executive Director in August 1995. He is a telecommunications engineer who spent three years in the Netherlands and fourteen in France working for the European Space Agency. He joined Telenorma GmbH [Bosch Group] in 1983 and until 1995 was Chief Executive of this telecom company. He is currently Chairman or member of various supervisory or advisory boards. He is a lecturer at the European Business School in Germany.
Member of the Nomination Committee and the Remuneration Committee.

D S Winterbottom FCA FCT FRSA Senior Non-Executive Director
David Winterbottom, 64, joined as a Non-Executive Director in November 1990. He was Chief Executive of Evode Group plc and is Chairman of TJ Hughes plc, Hill & Smith Holdings plc, CPL Industries Ltd and Wightlink Holdings Ltd. He is also Chairman of a number of other institutionally owned companies.
Chairman of the Audit Committee and a member of the Nomination Committee and the Remuneration Committee.

K Hamill BA FCA Non-Executive Director
Keith Hamill, 48, joined as a Non-Executive Director in July 1999. He has held several senior finance positions, including Finance Director of WH Smith, Forte, and United Distillers. He was also a partner in PricewaterhouseCoopers. He is Chairman of Luminar plc, Collins Stewart PLC, Moss Bros Group PLC and Alterion Plc and is a Non-Executive Director of TDG plc and Tempus Group plc. He is also Treasurer of Nottingham University and a partner in Ampton Consulting.
Member of the Audit Committee, the Nomination Committee and the Remuneration Committee.

N J Temple Non-Executive Director
Nick Temple, 53, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Blick plc and Auxinet Group plc and is Chairman of Tax Computer Systems Ltd. He was Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa.
Member of the Audit Committee, the Nomination Committee and the Remuneration Committee.

L Atkinson Non-Executive Director
Dr Leslie Atkinson, 57, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc and Foreign and Colonial Pacific Investment Trust plc.
Chairman of the Remuneration Committee and a member of the Audit Committee and the Nomination Committee.

T G Barker Non-Executive Director
Timothy Barker, 61, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. Currently he is Chairman of Kleinwort Benson Private Bank and a Non-Executive Director of Robert Walters plc.
Member of the Audit Committee, the Nomination Committee and the Remuneration Committee.

C Carfora FCIS Company Secretary
Carmelina Carfora, 37, joined the Company in 1989 from BTR plc. She was appointed Company Secretary in September 1996.
Member of the Treasury Committee.

from left to right:
Jeff Hewitt, Bob Lawson, Rob Smethers,
Jerry Vaughan, Edward Dowler, Grant Rabey,
Ian Mason, Richard Butler, David Morgan.



R A Lawson MA MBA Group Chief Executive

J L Hewitt MA FCA MBA Deputy Chairman and Group Finance Director

I Mason MBA Chief Operating Officer

R B Butler FCIS Chief Process Officer

E J Dowler MA
Edward Dowler, 53, joined the Group in 1995, having worked in manufacturing and distribution businesses. He was appointed to the GEC in July 2000 and is responsible for the Supply Chain and Facilities Processes.

D J Morgan MA MBA
David Morgan, 44, joined the Group in 1998 and the GEC in July 2000. Before joining the Group he held a wide range of positions in the pharmaceutical industry with Glaxo plc and Fisons plc. He is responsible for Group Information Systems.

G F Rabey BCOMM MA
Grant Rabey, 55, joined the Group in 1986 as Commercial Director for RS. In 1990 he joined the GEC and in 1991 was appointed Managing Director of RS UK. He is responsible for RS UK.

R G Smethers FCA
Rob Smethers, 51, is responsible for the Small Business Group. He joined the Group as Financial Controller in 1976, and the GEC in 1994. He has also held roles in operational management in RS and strategic development in Electrocomponents.

J Vaughan
Jerry Vaughan, 45, was General Manager of Verospeed, France from its launch in 1986. In 1990 the Verospeed Group was acquired, with the French company changing its name to Radiospares Composants. In January 1996 he was appointed to the GEC and has responsibility for the Product Management Process.



The main elements of the matrix structure we operate are:

Operating Companies
serve local customers with an unequalled mix of information, services and products drawn from the Groupwide processes. The businesses are staffed by local people and measured on sales and profit contribution.

e-Commerce
is responsible for developing and co-ordinating business-to-business e-Commerce across the Group.

Product Management
identifies and selects products to be sold by the Group and purchases them in the most effective manner. These teams are international and are measured on gross profit by product.

Supply Chain
is responsible for the logistics of product supply, including management of all stocks. The team is measured on stockholding efficiencies and effectiveness in meeting customer order demand.

Media Publishing
provides the central expertise for design and implementation of all media. The measurements are effectiveness of the media, excellence of support and meeting cost targets.

Facilities
provides the expertise to develop our warehousing capacity and properties internationally. This team, together with the Supply Chain, provides the integrated logistics requirement for the Group. The measurement is cost effectiveness and efficiency.

Information Systems
is responsible for all hardware, software and systems development. An important responsibility is to monitor and develop the commonality of our databases and assess systems innovation. The team is measured on cost effectiveness and benefits achieved.

Human Resources
is responsible for supporting the recruitment, development, motivation and retention of employees. There is a central core team which is supported by local expertise. Key measures are the availability of skills to meet business needs and their retention.

Finance
provides guidance and support for forecasting and measuring business performance. Individuals form part of Operating Company and Process management teams, whilst a central resource manages external reporting, tax, treasury and operational audit. Measurement is on effectiveness.

Legal and Secretarial
provides expertise and control to ensure conformance to international and local laws and regulations. The measurement is effective compliance and cost effectiveness.

Report of the Directors

The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2001.

Principal activity

The principal activity of the Group is the distribution of electronic, electrical and industrial supplies and services to industrial and commercial customers, through its 26 Operations and Distribution channels. Significant events during the year are detailed in the reports of the Chairman, the Group Chief Executive, the Chief Operating Officer, the Chief Process Officer and the Financial Review on pages 16 to 27.

Results and dividends

Results for the year are set out in the profit and loss account on page 40 and an analysis of turnover, profit and net assets by activity is shown in note 2 on pages 45 and 46. The Directors recommend a final dividend of 9.55p per ordinary share, to be paid, if approved, on 25 July 2001 which, together with the interim dividend of 4.25p per share paid in January, amounts to 13.8p for the year (2000 12.0p).

Corporate governance

The Company applies the Principles of Good Governance and Code of Best Practice as appended to the Listing Rules of the UK Listing Authority (the Combined Code). Section 1 of the Combined Code establishes 14 principles of good governance within four areas: Directors; Remuneration of Directors; Relations with Shareholders; and Accountability and Audit. The following four sections explain how these principles have been applied.

Directors

The Board comprises the Non-Executive Chairman, who is independent, four executive Directors and six independent Non-Executive Directors. Biographical details of the Directors at the date of this report are set out on pages 28 and 29 together with details of their membership of Board Committees.

Directors' interests in the shares of the Company are shown on pages 34 to 36.

In the opinion of the Board, all the Non-Executive Directors are independent of management and free from any business or other relationship which could interfere with the exercise of their judgement.

Board meetings are held monthly except in January and August and the Board is responsible for overall Group strategy, acquisition and disposal policies and the approval of major investment proposals. The Board discusses and formulates strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Comprehensive and relevant Board papers are provided to Directors well in advance of meetings. On a regular basis the Board visits operating units both in the UK and overseas and receives presentations from Group Executive Committee members and their senior staff.

Retirement by rotation: Mr Cotterill and Mr Winterbottom retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election. Neither Mr Cotterill nor Mr Winterbottom has a service contract.

The terms of Mr Cotterill's appointment as Non-Executive Chairman are set out in a letter of appointment which expires on 7 November 2001.

Dr Atkinson and Mr Barker were appointed to the Board as Non-Executive Directors of the Company on 21 July 2000. Mr Butler and Mr Mason were appointed to the Board as Executive Directors of the Company on 21 July 2000.

In accordance with the Company's Articles of Association, Dr Atkinson, Mr Barker, Mr Butler and Mr Mason retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for election. Dr Atkinson and Mr Barker do not have service contracts. Mr Butler and Mr Mason each has a one-year rolling service contract.

Board Committees: The Board has a number of standing committees consisting of certain Directors and senior managers to which specific responsibilities have been delegated and for which written terms of reference have been agreed.

THE GROUP EXECUTIVE COMMITTEE consists of the Executive Directors and the five senior executives shown on page 30. The Committee meets at least monthly and manages the day to day activities of the Group.

THE AUDIT COMMITTEE consists of five Non-Executive Directors. It meets three times a year and more frequently if required. The Committee assists the Board in its duties regarding financial statements and reviews the operation of internal financial controls with the internal and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational auditors.

THE TREASURY COMMITTEE consists of the Group Chief Executive, Group Finance Director, the Group Treasurer, the Group Controller and the Company Secretary and sets detailed treasury policy for the Group within guidelines established by the Board. It meets as required.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors. It meets as required and is responsible for all aspects of the remuneration of Executive Directors and Group Executive Committee Members. Details of the remuneration policy for Directors and of the remuneration of each Director are set out on pages 33 to 36.

THE NOMINATION COMMITTEE consists of the Group Chief Executive and all the Non-Executive Directors. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company.

Remuneration of Directors

The determination of the remuneration, benefits and employment conditions of the Executive Directors and the other members of the Group Executive Committee has been delegated to the Remuneration Committee. The remuneration of the Chairman and other Non-Executive Directors is determined by the Board as a whole. The Committee adheres to the principles and provisions of the Combined Code and, in preparing this section of the Report the Board has followed the provisions of Schedule B of the Combined Code. The Committee utilises the services of a leading firm of compensation and benefit consultants to ensure that its aims are met.

Remuneration policy: The Committee acts within the terms of a statement of remuneration policy which has been approved by the Board.

The objective of that policy is to offer remuneration which is appropriate to attract, retain and properly motivate executives of the highest calibre. The policy sets a guideline for the relationship between the three main elements of remuneration; basic salary, annual bonus and long-term incentive. At "on-target" performance level, the fixed element of basic salary is planned to represent around two-thirds of total remuneration (ignoring other benefits) but the proportion represented by the variable elements should increase significantly as performance rises above target. The Long-Term Incentive Plan is a key part of the variable elements and the movement of the share price has a significant impact upon these targets. However, the annual bonus and long-term incentive plans are capped to ensure that total rewards are not excessive.

Executive Directors also receive pension and other benefits (such as a company car and private health insurance). The following paragraphs and tables contain more detailed information on remuneration policies and provision.

Basic salary: In determining salary levels, the Committee takes into account comparable information for similar job functions in UK industrial service companies and other companies of a similar size. Allowance is made for experience, performance and competitive pressure and regard is also taken of salary levels throughout the Group.

Annual bonus: The annual bonus is paid in cash and does not exceed 50% of salary. The Remuneration Committee has discretion to increase the bonus payable to any participant if it considers an increase is merited, but not beyond the 50% ceiling. The annual bonus is not pensionable.

The annual bonus plan for the year ended 31 March 2001 was based upon growth in profit and return on net assets achieved by the Group.

Long-term incentives: Under the Long-Term Incentive Plan, the Executive Directors and other Group Executive Committee members are granted an annual award and deferred right to receive a number of ordinary shares in the Company with a market value not exceeding their annual rate of basic salary. Each award is subject to a performance target, set when the award is granted, which determines whether and to what extent the participant will receive shares at the end of a period of three years.

For awards granted in June 2000, the performance target was based on a three year comparison of the Company's total shareholder return (share price growth plus reinvested dividends) with that of the companies listed between 76th and 125th by market capitalisation on the London Stock Exchange prior to the date of the award. An award may be released in full if the Company is ranked in the top 20% of the comparator group. A ranking at one place above the median level will allow 35% of the award to be released with pro-rata vesting between those points. No award will be released if the Company is ranked on or below the median. In addition, no part of the award will be released unless the Company's increase in earnings per share exceeds the rate of inflation over the same period.

Executive Directors hold outstanding options under the Company's 1988 Executive Share Option Scheme but the Committee has determined that in any one year an executive should not receive an award under both that scheme and the Long-Term Incentive Plan. They continue to participate in the Company's Savings Related Share Option Scheme which is open to all employees.

Directors' remuneration	SALARY 2001 £	SALARY 2000 £	BENEFITS 2001 £	BENEFITS 2000 £	BONUS 2001 £	BONUS 2000 £	TOTAL 2001 £	TOTAL 2000 £
Emoluments of the Chairman								
R C G Cotterill	**120,000**	118,333	**15,328**	14,398	**–**	–	**135,328**	132,731
Emoluments of Executive Directors								
R B Butler[a]	**152,581**	–	**9,554**	–	**23,804**	–	**185,939**	–
J L Hewitt	**329,077**	277,648	**15,735**	13,096	**32,460**	50,000	**377,272**	340,744
R A Lawson	**434,167**	368,333	**15,812**	8,449	**47,608**	74,000	**497,587**	450,782
I Mason[a]	**176,704**	–	**13,821**	–	**25,968**	–	**216,493**	–
Totals	**1,212,529**	764,314	**70,250**	35,943	**129,840**	124,000	**1,412,619**	924,257
Fees of Non-Executive Directors								
R E Artus[b]							**–**	10,083
L Atkinson[b, c]							**19,700**	–
T G Barker[c]							**19,500**	–
K Hamill[d]							**28,000**	19,280
R Horrocks[e]							**–**	9,091
F D Lennertz							**36,000**	35,750
N J Temple							**28,000**	27,750
D S Winterbottom[f]							**31,000**	30,750
Totals							**1,574,819**	1,056,961

Notes:

a Mr Butler and Mr Mason were appointed to the Board on 21 July 2000. Their salary and benefits are for the period from 21 July 2000 to 31 March 2001 whilst their bonus is for the year ended 31 March 2001.

b The above figures include fees at the rate of £3,000 per annum paid in respect of the chairmanship of the Remuneration Committee which was held by Mr Artus until his death on 17 July 1999 and by Dr Atkinson from 7 February 2001. Mr Cotterill assumed responsibility for the intervening period but received no additional fee.

c Dr Atkinson and Mr Barker were appointed to the Board on 21 July 2000. Their fees are for the period from 21 July 2000 to 31 March 2001.

d Mr Hamill was appointed to the Board on 23 July 1999. His fee for 2000 is for the period from 23 July 1999 to 31 March 2000.

e Mr Horrocks retired from the Board on 23 July 1999. His fee for 2000 is for the period from 1 April 1999 to 23 July 1999.

f Mr Winterbottom, as Chairman of the Audit Committee receives an additional fee of £3,000 per annum.

Directors' interests in the Long-term incentive plan	DATE OF GRANT	SHARES
R B Butler	30 June 1998	31,806
	30 June 1999	35,641
	30 June 2000	30,835
J L Hewitt	30 June 1998	45,144
	30 June 1999	50,916
	30 June 2000	43,169
R A Lawson	30 June 1998	71,821
	30 June 1999	75,356
	30 June 2000	67,838
I Mason	30 June 1998	24,624
	30 June 1999	30,549
	30 June 2000	29,293

Awards granted to Mr Hewitt and Mr Lawson on 30 June 1997 vested, in accordance with the performance criteria, on 13 July 2000. Mr Hewitt received 31,941 shares out of an original award of 44,179 shares. The shares were acquired for nil consideration and their value on 13 July 2000 was 690.0p per share. Of the 31,941 shares, 12,777 shares were sold on 13 July 2000 at a price of 690.0p to meet the income tax liability. Mr Lawson received 51,106 shares out of an original award of 70,686 shares. The shares were acquired for nil consideration and their value on 13 July 2000 was 690.0p per share. Of the 51,106 shares, 20,443 shares were sold on 13 July 2000 at a price of 690.0p to meet the income tax liability.

The numbers of shares shown in the above table of outstanding awards were established using the closing mid-market prices for the relevant dates of grant, namely 487.3p (1998 grant), 491.0p (1999 grant) and 648.6p (2000 grant).

Directors' interests in share options	Scheme	Date of grant	Shares	Option price
R B Butler	1988 Executive Share Option Scheme	28 July 1995	49,500	306.1p
	Savings Related Share Option Scheme	10 July 1998	1,300	450.0p
		7 July 2000	732	529.0p
J L Hewitt	Savings Related Share Option Scheme	25 July 1997	5,029	343.0p
R A Lawson	1988 Executive Share Option Scheme	1 Dec 1992	22,200	165.6p
		28 July 1995	67,600	306.1p
	Savings Related Share Option Scheme	25 July 1997	5,029	343.0p
I Mason	1988 Executive Share Option Scheme	28 July 1995	50,500	306.1p
	Savings Related Share Option Scheme	7 July 2000	3,189	529.0p

No options under the 1988 Executive Share Option Scheme were granted, exercised or lapsed during the period.

On 8 September 2000, Mr Butler exercised options under the Savings Related Share Option Scheme over 1,137 shares at an option price of 343.0p. On 8 September 2000, Mr Mason exercised options under the Savings Related Share Option Scheme over 7,157 shares at an option price of 241.0p. The closing mid market price of shares on 8 September 2000 was 797.0p.

Further details of the period during which Executive Share Options are normally exercisable can be found on page 58 of the accounts.

The closing mid market price of the shares on 31 March 2001 was 548p and the range during the year ended on 31 March 2001 was 542p to 830p.

Pension: Executive Directors and other members of the Group Executive Committee are members of the Electrocomponents Group Pension Scheme, which provides defined benefits on retirement. All scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the "earnings cap", arrangements may be agreed with individuals to compensate them for the reduction in benefits. Such an arrangement has been established for Mr Lawson on an unfunded basis. The Committee decided that, in future, only funded benefits should be provided in these circumstances. Consequently, a funded arrangement has been established for Mr Hewitt.

Mr Hewitt has also elected to receive a salary supplement in lieu of part of his unapproved pension entitlement, Mr Mason has elected to receive a salary supplement in lieu of all of his unapproved pension entitlement. Salary Supplements for both Messrs Hewitt and Mason are included in the amounts shown on page 34. Mr Butler's pension entitlement is met from the Electrocomponents Group Pension Scheme in full.

Normal retirement age for all members of the Group Executive Committee is 60. The Electrocomponents Group Pension Scheme is a funded pension arrangement providing a pension on retirement of up to two-thirds of pensionable earnings, or the "earnings cap" if lower. No actuarial reduction will be applied to pension benefits accrued to date if retirement is from age 55 or later. For death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60. For death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. Pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the Trustee.

Directors' pension benefits

Increases in the accrued pension to which Executive Directors have become entitled during the year:

	Age	Years of pensionable service[a]	Additional pension accrued in year[b] (£PA)	Accrued pension 31/3/01[b] (£PA)	Contributions by directors to 31/3/01 £
R B Butler[d]	41	13.6	10,216	73,155	8,450
J L Hewitt[c, f]	53	4.3	1,431	6,630	4,590
R A Lawson[e]	56	13.5	31,564	190,100	13,770
I Mason[d]	39	6.1	961	11,727	3,062

a Pensionable service for Mr Lawson includes credit for transfers received.

b Pensions are payable from age 60 (or on earlier retirement). The increase in accrued pension is after removing the effects of inflation.

c Additional contributions of £57,371 were paid into a funded unapproved arrangement for Mr Hewitt (2000 – £45,226).

d Contributions and increase in pension based on 8 months service since becoming a Director.

e Accrued pension for Mr Lawson for the accounting period ended 31 March 2000 was £153,471.

f Accrued pension for Mr Hewitt for the accounting period ended 31 March 2000 was £5,033.

Service contracts: Mr Lawson joined the Company on a three year rolling contract which was subsequently reduced to a two year rolling contract. In light of past performance, length of service and the Group's policy and practice to apply mitigation in the case of severance, two years' notice is deemed appropriate for Mr Lawson. Mr Butler, Mr Hewitt, Mr Mason and all other members of the Group Executive Committee have one year rolling contracts.

External appointments: The Company encourages its Executive Directors and other members of the Group Executive Committee to take up Non-Executive positions on other boards. The policy established permits one such appointment on the condition that any fees are remitted to the Company.

Directors' interests in shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 MARCH 2001	1 APRIL 2000 OR DATE OF APPOINTMENT
L Atkinson[a]	**2,260**	2,260
T G Barker[a]	**7,000**	–
R B Butler[a]	**1,137**	–
R C G Cotterill	**22,426**	22,421
K Hamill	**1,883**	1,883
J L Hewitt	**19,926**	762
R A Lawson	**306,860**	276,197
F D Lennertz	**6,530**	6,530
I Mason[a]	**7,157**	–
N J Temple	**7,040**	10,740
D S Winterbottom	**3,108**	3,108

Notes:
a Dr Atkinson, Mr Barker, Mr Butler and Mr Mason all joined the Board on 21 July 2000.
As at 31 March 2001 the Electrocomponents Qualifying Employee Share Ownership Trust (the "QUEST") and the Electrocomponents Employee Trust (the "EET") (together the "Trusts") held 223,693 and 388,022 shares respectively. Because Executive Directors are potential beneficiaries of the Trusts they are treated for Company Law purposes as being interested in the shares held in the Trusts.

Relations with shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance which include meetings following the announcement of the annual and interim results. The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

All shareholders, including private investors, have an opportunity at the Annual General Meeting to participate in discussions with the Board on matters relating to the Group's operation and performance. The Company seeks to ensure that the Directors and Chairmen of the relevant Board Committees are available to answer questions at the Annual General Meeting.

Accountability & audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and understandable assessment of the Group's position and prospects.

Internal Control: The Combined Code places a requirement on Directors to review at least annually the effectiveness of the Group's system of internal control and to report to shareholders that they have done so.

Following the publication of the "Internal Control Guidance for Directors on the Combined Code", in September 1999 (the Turnbull Guidance), the Directors adopted the Financial Services Authority's transitional rules and reported on internal financial controls for the accounting period ended on 31 March 2000.

With effect from 1 April 2000, an ongoing process of risk management and internal control in accordance with the Turnbull Committee Guidance on internal control has been implemented. This process has been in place for the full financial year.

The Board is responsible for the effectiveness of the Group's system of internal control. The system of internal control has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

The processes to identify, assess and manage the risks to the Group's continued success are an integral part of the system of internal control. These processes include systems to assess operational risks, linkage with the Business Planning process, the monthly forecasting procedure, appointment of senior managers and controls over capital expenditure. The ongoing process of enhancing and improving these processes ensures that business risks and opportunities are effectively managed.

The Board formally reviews the risk management processes and priorities twice a year.

Internal financial controls: Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibility for financial matters. Those responsibilities are noted on page 38. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its committees, with delegation of operating responsibility through the Group Executive Committee to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of key financial risk. Smaller Group companies are supported by Group and divisional specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts together with updated forecasts are prepared by all operating companies and Groupwide processes. These are compared against previous year forecasts and last year actuals, and variances are reviewed by the Group Executive Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Audit Committee has independent access to the internal and external auditors.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Going concern: After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Non compliance with the Combined Code

During the accounting period ended 31 March 2001, the Company complied with the provisions set out in Section 1 of the Combined Code save that the Board does not consider it appropriate to reduce the notice period of Mr Lawson, the Group Chief Executive, to one year, for the reasons explained on page 36 of this report.

Health and safety

A high standard of health and safety management is promoted at all levels within the Group.

The Group's health and safety approach is supported by training programmes at operating companies, by Group Health and Safety Rules and by monitoring and auditing to promote a high level of awareness and commitment.

The Royal Society for Prevention of Accidents awarded RS Components Ltd the RoSPA Occupational Health and Safety Award for the Warehouse and Distribution Industry sector in the UK for its health and safety performance over 2000/2001.

Group environmental policy

The Group's environmental management plan provides a focus for implementing a systematic approach to environmental management.

The primary objectives of the Group's Environmental policy are to reduce any detrimental environmental impacts of the Group's activities and to participate in the international commitment to achieving sustainable development. The Group is committed to minimising any adverse effects of its activities on the environment and continuing to improve its performance in these areas.

Group employment policies

The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. Regular staff appraisals and consultations take place with individuals and the employees' representatives. The Group remains supportive of the employment and advancement of disabled persons. Further details on the Group's human resources policies and practices over the year ended 31 March 2001 are given on page 23.

Payment to suppliers

The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2001 represent 40 days (2000: 44 days) of average purchases.

Capital Gains Tax

For Capital Gains Tax purposes the valuation of the Company's 10p ordinary shares at 5 April 1982 was 40p.

Substantial shareholders

As at 21 May 2001 the following substantial shareholdings had been notified to the Company:

	NUMBER OF SHARES	PERCENTAGE HELD
Shroder Investment Management Limited	53,906,871	12.41%
Prudential plc	24,154,016	5.56%
CGNU plc	20,659,908	4.76%
Co-operative Insurance Society Limited	14,221,799	3.28%
Zurich Financial Services Group	13,573,163	3.13%

As far as the Directors are aware there were no other notifiable interests.

Share capital

Full details of share options and shares issued under the terms of the Company's share schemes can be found in note 30 to the accounts on page 58.

Political and charitable contributions

The Group made no political contributions during the year. Charitable contributions amounted to £16,512 (2000: £26,343).

Annual General Meeting

The Annual General Meeting will be held at 12 noon on Friday 20 July 2001 at the International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH. The notice of the Annual General Meeting and details of the business to be conducted thereat is being sent to shareholders in a separate circular dated 18 June 2001 enclosed with this Report and Accounts. A brief summary of the matters to be dealt with is set out on page 63.

By order of the Board
Carmelina Carfora
Secretary
30 May 2001

Directors' responsibility for the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the Auditors

Auditors' report to the members of Electrocomponents plc

We have audited the financial statements on pages 40 to 60.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report. As described on page 38, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 36 and 37 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

30 May 2001

Consolidated profit and loss account

	NOTE	2001 £M CONTINUING OPERATIONS	2001 £M DISCONTINUED OPERATIONS	2001 £M TOTAL	2000 £M CONTINUING OPERATIONS	2000 £M DISCONTINUED OPERATIONS	2000 £M TOTAL
Turnover	2	823.9	31.2	855.1	711.2	50.2	761.4
Cost of sales		(419.5)	(24.7)	(444.2)	(352.3)	(40.8)	(393.1)
Gross profit		404.4	6.5	410.9	358.9	9.4	368.3
Distribution and marketing expenses		(260.3)	(6.5)	(266.8)	(230.8)	(8.8)	(239.6)
Administration expenses							
– before amortisation of goodwill		(13.2)	–	(13.2)	(9.8)	(0.1)	(9.9)
– amortisation of goodwill		(11.6)	–	(11.6)	(8.0)	–	(8.0)
		(24.8)	–	(24.8)	(17.8)	(0.1)	(17.9)
Operating profit	2						
– before amortisation of goodwill		130.9	–	130.9	118.3	0.5	118.8
– amortisation of goodwill		(11.6)	–	(11.6)	(8.0)	–	(8.0)
		119.3	–	119.3	110.3	0.5	110.8
Exceptional loss on closure	5	–	(6.9)	(6.9)	–	–	–
Net interest payable	3	(6.8)	–	(6.8)	(3.5)	–	(3.5)
Profit on ordinary activities before taxation	2, 4	112.5	(6.9)	105.6	106.8	0.5	107.3
Profit before taxation, amortisation of goodwill and exceptional loss				124.1			115.3
Taxation on profit on ordinary activities	8			(33.0)			(33.4)
Profit on ordinary activities after taxation	9			72.6			73.9
Dividend	10			(59.8)			(51.9)
Retained profit for the financial year				12.8			22.0
Earnings per share							
Basic	11						
Before amortisation of goodwill and exceptional loss				20.6p			19.0p
After amortisation of goodwill and exceptional loss				16.8p			17.1p
Diluted	11						
Before amortisation of goodwill and exceptional loss				20.5p			18.9p
After amortisation of goodwill and exceptional loss				16.7p			17.0p

Consolidated statement of total recognised gains and losses

For the year ended 31 March 2001

	2001 £M	2000 £M
Profit for the financial year	72.6	73.9
Translation differences	24.4	(6.0)
Total recognised gains and losses relating to the year	97.0	67.9

All profits and losses shown are stated at historical cost.

The statement of movements on Group reserves is at note 31.

The notes on pages 45 to 60 form part of these accounts.

Balance sheets

As at 31 March 2001

	NOTE	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Fixed assets					
Intangible fixed assets	12	**219.7**	205.7	**–**	–
Tangible fixed assets	13	**133.3**	126.9	**43.9**	40.9
Investments	15	**0.3**	0.2	**417.5**	388.4
		353.3	332.8	**461.4**	429.3
Current assets					
Stocks	19	**165.3**	164.7	**–**	–
Debtors	20	**168.9**	163.9	**17.1**	13.7
Investments	21	**6.7**	24.1	**0.5**	14.7
Cash at bank and in hand		**10.6**	17.2	**–**	–
		351.5	369.9	**17.6**	28.4
Creditors: amounts falling due within one year	22	**(202.1)**	(206.7)	**(174.0)**	(134.4)
Net current assets		**149.4**	163.2	**(156.4)**	(106.0)
Total assets less current liabilities		**502.7**	496.0	**305.0**	323.3
Creditors: amounts falling due after more than one year	23	**(76.6)**	(109.9)	**(70.6)**	(104.5)
Provisions for liabilities and charges	26	**(9.6)**	(11.6)	**(1.6)**	(1.9)
		416.5	374.5	**232.8**	216.9
Capital and reserves					
Called-up share capital	29	**43.4**	43.3	**43.4**	43.3
Share premium account	31	**34.9**	31.2	**34.9**	31.2
Profit and loss account	31	**338.2**	300.0	**154.5**	142.4
Equity shareholders' funds		**416.5**	374.5	**232.8**	216.9

These accounts were approved by the Board of Directors on 30 May 2001 and signed on its behalf by:
JL Hewitt
Deputy Chairman and Group Finance Director

The notes on pages 45 to 60 form part of these accounts.

Consolidated cash flow statement

	NOTE	2001 CONTINUING OPERATIONS £M	2001 DISCONTINUED OPERATIONS £M	2001 TOTAL £M	2000 CONTINUING OPERATIONS £M	2000 DISCONTINUED OPERATIONS £M	2000 TOTAL £M
Reconciliation of operating profit to net cash inflow from operating activities							
Operating profit		119.3	–	119.3	110.3	0.5	110.8
Amortisation of goodwill		11.6	–	11.6	8.0	–	8.0
Depreciation and other amortisation		21.4	0.4	21.8	20.2	0.6	20.8
(Increase) decrease in stocks		(8.6)	9.2	0.6	(19.9)	(1.8)	(21.7)
(Increase) decrease in debtors		(4.5)	3.1	(1.4)	(15.7)	2.1	(13.6)
(Decrease) increase in creditors		(1.2)	(7.8)	(9.0)	18.9	(0.1)	18.8
		138.0	4.9	142.9	121.8	1.3	123.1
Costs in respect of prior year closures		–	(0.7)	(0.7)	–	(0.4)	(0.4)
Net cash inflow from operating activities		138.0	4.2	142.2	121.8	0.9	122.7
CASH FLOW STATEMENT							
Net cash inflow from operating activities		138.0	4.2	142.2	121.8	0.9	122.7
Returns on investments and servicing of finance	33	(6.7)	–	(6.7)	(1.7)	–	(1.7)
Taxation		(32.6)	–	(32.6)	(36.6)	(0.7)	(37.3)
Capital expenditure and financial investment	33	(24.3)	–	(24.3)	(16.6)	(0.2)	(16.8)
Free cash flow		74.4	4.2	78.6	66.9	–	66.9
Acquisitions				–			(241.6)
Equity dividends paid	10			(54.3)			(47.2)
Cash inflow (outflow) before use of liquid resources and financing				24.3			(221.9)
Management of liquid resources	33			18.2			67.2
Financing							
Shares	33			3.8			5.2
Loans	33			(46.6)			125.3
Decrease in cash in the year				(0.3)			(24.2)
Reconciliation of net cash flow to movement in net debt							
Decrease in cash				(0.3)			(24.2)
Management of liquid resources				(18.2)			(67.2)
Financing – loans				46.6			(125.3)
Change in net debt relating to cash flows				28.1			(216.7)
Translation differences				(7.8)			0.3
Decrease (increase) in net debt for the year				20.3			(216.4)
Net (debt) funds at 1 April 2000				(95.8)			120.6
Net debt at 31 March 2001	34			(75.5)			(95.8)

The notes on pages 45 to 60 form part of these accounts.

Principal accounting policies

Basis of preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation

All subsidiary accounts are made up to 31 March and are included in the consolidated accounts. The Group accounts comprise the consolidated accounts of the Company and its subsidiaries. A separate profit and loss account is not presented in respect of the Company, as provided by section 230 of the Companies Act 1985.

Goodwill

Goodwill arising on acquisitions prior to 31 March 1998 has been written off against reserves. On disposal of a business, the gain or loss on disposal includes that goodwill previously written off on acquisition. Following the introduction of FRS10 in the year ended 31 March 1999, the Group chose not to restate goodwill that had been eliminated against reserves.

Goodwill arising on acquisitions after 1 April 1998 is capitalised and amortised on a straight line basis over its estimated useful life, as follows:

Allied Electronics Inc. 20 years

Investments in subsidiary undertakings

Investments in subsidiary undertakings including long-term loans are included in the balance sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the Profit and Loss Account.

Investments in associated undertakings

Investments in undertakings, other than subsidiary undertakings, in which the Group has a substantial interest and over which it exerts significant influence are treated as associated undertakings.

Translation of foreign currencies

Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year, and assets and liabilities at rates ruling at the balance sheet date. Exchange differences arising on foreign currency net investments are taken to reserves. Exchange differences arising in the normal course of trading are taken to the profit and loss account.

Turnover

Turnover represents the sale of goods and services and is stated net of sales taxes.

Operating expense classification

Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, together with Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Business Development, Strategic Planning, Finance, Legal and Human Resources process expenses, together with the expenses of the Board and Executive Committee.

Pension costs

The Group operates a pension scheme providing benefits based on final pensionable pay for all eligible employees in the United Kingdom. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the working lives with the Group of those employees who are in the scheme. There are no significant prepayments or provisions included in the balance sheet. In addition to the UK scheme, pension benefits are provided elsewhere in the Group through defined contribution, defined benefits and government schemes.

Long-term Incentive Plan

The consolidated profit and loss account includes the income and administration expenses of the Long-term Incentive Plan, and the consolidated and Company balance sheets include the assets and liabilities of the Plan. Shares in the Company, held by the trust established to administer the Plan, are shown as fixed asset investments. Where options over shares are awarded to executives the value of the expected award is amortised on a straight line basis over the period of service of the executives in respect of which the awards are made.

Depreciation

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight line basis at the following annual rates:

Freehold buildings	2%
Leasehold premises	term of lease, not exceeding 50 years
Warehouse systems	10-20%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Computer software costs	20-33%
Other office equipment	20%

Stocks

Stocks are valued at the lower of cost and net realisable value. Work in progress and goods for resale include attributable overheads.

Catalogue costs

Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off over the life of the catalogue, which mainly varies between 6 and 12 months. Major investments in new catalogue production systems are written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years.

Net debt

Net debt comprises net cash and liquid resources less borrowings. Net cash comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Liquid resources include government securities and term deposits with qualifying financial institutions and are classified as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with capital instruments classified as liabilities under FRS4.

Deferred taxation

Deferred taxation is provided, using the liability method, at the appropriate rates of taxation on all timing differences to the extent that the relative tax liabilities may crystallise in the foreseeable future.

Leases

The Group has no material assets held under finance leases.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the profit and loss account on a straight line basis over the lease period.

Employee Share Trust

Where shares are issued to the Electrocomponents Qualifying Employee Share Ownership Trust ("QUEST") an amount representing the difference between market value and the option price is transferred from the profit and loss account to the share premium account.

Notes to the consolidated accounts

1 Analysis of income and expenditure

This analysis reconciles the Companies Act analysis shown in the Profit and Loss Account to the segmental analysis shown in note 2.

	2001 £M	2000 £M
Turnover	855.1	761.4
Cost of sales	(444.2)	(393.1)
Distribution and marketing expenses	(214.3)	(190.4)
Contribution – before amortisation of goodwill	196.6	177.9
Distribution and marketing expenses	(52.5)	(49.2)
Administration expenses – before amortisation of goodwill	(13.2)	(9.9)
Groupwide process costs	(65.7)	(59.1)
Administration expenses – amortisation of goodwill*	(11.6)	(8.0)
Operating profit	119.3	110.8

2 Segmental analysis

By class of business

		2001 £M	2000 £M
Turnover:	RS/Allied – continuing operations	823.9	711.2
	Pact – discontinued operations	31.2	50.2
		855.1	761.4
Operating profit:	RS/Allied – continuing operations	196.6	177.4
	Pact – discontinued operations	–	0.5
	Contribution – before amortisation of goodwill	196.6	177.9
	Groupwide process costs	(65.7)	(59.1)
	Amortisation of goodwill*	(11.6)	(8.0)
		119.3	110.8
Net assets:	RS/Allied – continuing operations	341.5	315.9
	Pact – discontinued operations	5.9	18.3
	Net operating assets (excluding goodwill)	347.4	334.2
	Net debt	(75.5)	(95.8)
	Unallocated net assets	144.6	136.1
		416.5	374.5
Unallocated net assets comprise:			
	Intangible fixed assets – goodwill*	219.7	205.7
	Corporate tax	(24.1)	(22.1)
	Proposed dividend	(41.4)	(35.9)
	Provisions for liabilities and charges	(9.6)	(11.6)
		144.6	136.1

*Goodwill relates to the aquisition of Allied Electronics (RS/Allied) on 2 July 1999.

2 Segmental analysis continued

By geographical destination

		2001 £M	2000 £M
Turnover:	United Kingdom	**443.6**	453.3
	Rest of Europe	**209.8**	181.2
	North America	**147.9**	84.5
	Japan	**8.6**	2.8
	Rest of World	**45.2**	39.6
		855.1	761.4

By geographical origin

		2001 TOTAL SALES £M	2001 INTER-SEGMENT SALES £M	2001 TURNOVER £M	2000 TOTAL SALES £M	2000 INTER-SEGMENT SALES £M	2000 TURNOVER £M
Turnover:	United Kingdom	**533.4**	**(76.2)**	**457.2**	521.9	(57.6)	464.3
	Rest of Europe	**205.0**	**(1.4)**	**203.6**	178.2	(0.7)	177.5
	North America	**148.7**	–	**148.7**	84.6	–	84.6
	Japan	**8.6**	–	**8.6**	2.7	–	2.7
	Rest of World	**37.0**	–	**37.0**	32.3	–	32.3
		932.7	**(77.6)**	**855.1**	819.7	(58.3)	761.4

		2001 £M	2000 £M
Operating profit:	United Kingdom	**136.2**	134.8
	Rest of Europe	**38.5**	31.8
	North America	**26.4**	15.2
	Japan	**(6.3)**	(7.0)
	Rest of World	**1.8**	3.1
	Contribution – before amortisation of goodwill	**196.6**	177.9
	Groupwide process costs	**(65.7)**	(59.1)
	Amortisation of goodwill*	**(11.6)**	(8.0)
		119.3	110.8

By geographical location

		2001 £M	2000 £M
Net assets:	United Kingdom	**226.0**	234.0
	Rest of Europe	**54.4**	44.8
	North America	**38.1**	29.1
	Japan	**3.1**	4.1
	Rest of World	**25.8**	22.2
	Net operating assets (excluding goodwill)	**347.4**	334.2
	Net debt	**(75.5)**	(95.8)
	Unallocated net assets	**144.6**	136.1
		416.5	374.5

The United Kingdom segment includes the discontinued operations of Pact. All other segments relate entirely to continuing operations.
*Goodwill relates to the acquisition of Allied Electronics (North America) on 2 July 1999.

3 Net interest payable

	2001 £M	2000 £M
Interest receivable	**0.1**	2.6
Interest payable on loans and overdrafts	**(6.9)**	(6.1)
	(6.8)	(3.5)

4 Profit on ordinary activities before taxation

Profit before taxation is stated after charging (crediting):	2001 £M	2000 £M
Remuneration of the auditors and their associates:		
audit and expenses	**0.5**	0.5
taxation services and advice	**0.6**	0.3
other consultancy services worldwide*	**0.1**	0.1
Depreciation	**20.4**	19.8
Amortisation of goodwill	**11.6**	8.0
Amortisation of own shares	**2.5**	1.2
Amortisation of government grants	**(0.1)**	(0.1)
Operating profit on disposal of plant and machinery	**(0.4)**	(0.1)
Hire of plant and machinery	**1.2**	1.4

The fee in respect of the audit of the Company is £62,000 (2000: £60,000).

*In addition, fees totalling £0.1m have been capitalised. In 2000 fees totalling £0.3m were capitalised as part of goodwill on the acquisition of Allied Electronics.

5 Exceptional loss on closure

On 8 November 2000 the Group announced its intention to dispose of Pact International Ltd. As no suitable purchaser was found the business was wound down for closure from 1 January 2001 and formally ceased trading on 31 March 2001. For the purposes of disclosure the activities since 1 January 2001 have been classified as an exceptional charge and comprise:

Profit and loss	2001 £M
Write down of fixed assets	**(0.7)**
Write down of stocks	**(2.3)**
Write off of goodwill	**(1.0)**
Other closure costs	**(2.9)**
	(6.9)
Taxation on exceptional loss	**1.8**
Exceptional loss after taxation	**(5.1)**

Cash flow	9 months to 31 December 2000 £M	3 months to 31 March 2001 £M	Total 12 months to 31 March 2001 £M
Depreciation	**0.4**	**–**	**0.4**
Stocks	**4.2**	**5.0**	**9.2**
Other working capital	**(3.6)**	**(1.1)**	**(4.7)**
	1.0	**3.9**	**4.9**

6 Employees

Numbers employed	2001	2000
The average number of employees during the year was:		
Management and administration	**369**	326
Distribution and marketing	**4,672**	4,378
	5,041	4,704

Of these staff 2,591 were employed in the United Kingdom (2000: 2,588)

Aggregate employment costs	£M	£M
Wages and salaries	**102.1**	90.6
Social security costs	**12.0**	10.7
Pension costs	**5.9**	5.1
	120.0	106.4

7 Pension Schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2001 amounted to £3.2m (2000: £3.2m). The last completed valuation (carried out in 1998) adopted a market related approach to funding and the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long-term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 1998 valuation were as follows:

Rate of investment return before retirement	
Future service	7% p.a.
Past service	6.5% p.a.
Rate of investment return after retirement	6% p.a.
Rate of future earnings inflation	5% p.a.
Rate of pension increases	3% p.a.
Rate of dividend growth	n/a

At the date of the 1998 valuation, the market value of the assets of the scheme was £137 million, and the actuarial valuation of the assets covered 138% of the benefits that had accrued to the members after allowing for expected future increases in earnings. The excess is being eliminated over the next 15 years, this being the estimated average remaining service lives of the Scheme's current active members, by means of a reduction in the level of employer contributions to the Scheme. A valuation is currently being carried out as at 31 March 2001.

In addition to the UK scheme outlined above pension benefits are provided on a defined contribution basis in Australia and North America amounting to £0.7m (2000: £0.4m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2000: £0.3m), and via government schemes in France, Italy and Denmark amounting to £1.1m (2000: £1.0m).

8 Taxation

Taxation on the profit of the Group	**2001 £M**	2000 £M
United Kingdom corporation tax at 30%	**26.0**	27.3
United Kingdom deferred taxation	**(0.3)**	(0.1)
	25.7	27.2
Overseas taxation – current	**8.4**	6.0
Overseas taxation – deferred	**(1.1)**	0.2
	33.0	33.4
The tax is reconciled to a notional 30% of profit before taxation, amortisation of goodwill and exceptional loss as follows:		
Expected tax charge	**37.2**	34.6
Overseas tax rates	**4.3**	2.2
Goodwill tax deduction	**(5.8)**	(4.2)
Utilisation of tax losses	**(3.4)**	(0.4)
Tax on exceptional item	**(1.8)**	–
Other	**2.5**	1.2
	33.0	33.4

9 Profit for the financial year	**2001 £M**	2000 £M
Dealt with in the accounts of the Company	**70.8**	45.8
Retained by subsidiaries	**1.8**	28.1
	72.6	73.9

10 Dividends

Profit and loss account	2001 £M	2000 £M
Interim dividend paid – 4.25p (2000: 3.70p)	**18.4**	16.0
Final dividend proposed – 9.55p (2000: 8.30p)	**41.4**	35.9
	59.8	51.9
Cash flow statement		
Final dividend for the year ended 31 March 2000	**35.9**	31.2
Interim dividend for the year ended 31 March 2001	**18.4**	16.0
	54.3	47.2

11 Earnings per share

	2001 £M	2000 £M
Profit on ordinary activities after taxation	**72.6**	73.9
Exceptional loss on closure	**6.9**	–
Tax on exceptional loss on closure	**(1.8)**	–
Amortisation of goodwill (excluding tax effect)	**11.6**	8.0
Profit on ordinary activities after taxation and before amortisation of goodwill and exceptional loss	**89.3**	81.9
Weighted average number of shares	**433,142,861**	431,387,581
Dilutive effect of share options	**2,312,220**	2,643,399
Diluted weighted average number of shares	**435,455,081**	434,030,980
	PENCE	PENCE
Basic earnings per share		
Before amortisation of goodwill and exceptional loss	**20.6**	19.0
After amortisation of goodwill and exceptional loss	**16.8**	17.1
Diluted earnings per share		
Before amortisation of goodwill and exceptional loss	**20.5**	18.9
After amortisation of goodwill and exceptional loss	**16.7**	17.0

12 Intangible fixed assets

Cost	GROUP GOODWILL £M
At 1 April 2000	213.7
Translation differences	27.1
At 31 March 2001	**240.8**
Amortisation	
At 1 April 2000	8.0
Charged in the year	11.6
Translation differences	1.5
At 31 March 2001	**21.1**
Net book value	
At 31 March 2001	**219.7**
At 31 March 2000	205.7

13 Tangible fixed assets **Cost**	GROUP LAND AND BUILDINGS £M	PLANT AND MACHINERY £M	TOTAL £M	COMPANY LAND AND BUILDINGS £M	PLANT AND MACHINERY £M	TOTAL £M
At 1 April 2000	80.2	132.8	213.0	34.3	12.4	46.7
Additions	4.3	21.7	26.0	3.0	1.3	4.3
Disposals	–	(8.1)	(8.1)	–	(0.2)	(0.2)
Translation differences	0.8	1.2	2.0	–	–	–
At 31 March 2001	**85.3**	**147.6**	**232.9**	**37.3**	**13.5**	**50.8**
Depreciation						
At 1 April 2000	12.8	73.3	86.1	1.9	3.9	5.8
Charged in the year	2.6	17.8	20.4	0.7	0.6	1.3
Disposals	–	(7.7)	(7.7)	–	(0.2)	(0.2)
Translation differences	0.1	0.7	0.8	–	–	–
At 31 March 2001	**15.5**	**84.1**	**99.6**	**2.6**	**4.3**	**6.9**
Net book value						
At 31 March 2001	**69.8**	**63.5**	**133.3**	**34.7**	**9.2**	**43.9**
At 31 March 2000	67.4	59.5	126.9	32.4	8.5	40.9

Net book value of land and buildings	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Freehold land	**11.6**	10.3	**8.8**	8.8
Freehold buildings	**51.6**	50.9	**25.9**	23.6
Long leasehold	**5.8**	5.4	**–**	–
Short leasehold	**0.8**	0.8	**–**	–
	69.8	67.4	**34.7**	32.4
Net book value of plant and machinery				
Plant and machinery	**32.4**	39.0	**4.9**	7.5
Computer systems	**21.0**	14.2	**3.6**	0.3
Other office equipment	**6.7**	2.8	**0.3**	0.3
Motor vehicles	**3.4**	3.5	**0.4**	0.4
	63.5	59.5	**9.2**	8.5

All classes of tangible fixed assets are depreciated except for freehold land.

14 Capital commitments	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	**12.0**	0.4	**0.1**	0.2

15 Investments	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Subsidiary undertakings	**–**	–	**417.5**	388.4
Associated undertakings	**0.3**	0.2	**–**	–
	0.3	0.2	**417.5**	388.4

16 Subsidiary undertakings Cost:	SHARES £M	LOANS £M	TOTAL £M
At 1 April 2000	54.1	360.4	414.5
Additions	145.6	–	145.6
Disposals	–	(112.5)	(112.5)
At 31 March 2001	**199.7**	**247.9**	**447.6**
Provisions:			
At 1 April 2000	10.7	15.4	26.1
Provided in the year	4.0	–	4.0
At 31 March 2001	**14.7**	**15.4**	**30.1**
Net book value:			
At 31 March 2001	**185.0**	**232.5**	**417.5**
At 31 March 2000	43.4	345.0	388.4

17 Own shares	COST £M	ACCUMULATED AMORTISATION £M	NET £M
At 1 April 2000	1.4	(1.4)	–
Additions	2.5	–	2.5
Disposals	(1.2)	1.2	–
Charge for the year	–	(2.5)	(2.5)
At 31 March 2001	**2.7**	**(2.7)**	**–**

In June 1995 a discretionary employee benefit trust, the Electrocomponents Employee Trust ("EET") was established by the Company to facilitate the operation of the Long-Term Incentive Plan. The beneficiaries are present employees of the Company and its subsidiaries.

Under the terms of the trust deed the trustees are permitted to acquire the Company's ordinary shares by way of market purchase and allocate them on a discretionary basis to individual beneficiaries. EET is funded by an interest free loan from the Company. During the year 350,000 ordinary shares in the Company were purchased by the trustees at a cost of £2,468,436. On 13 July 2000, 51,106 ordinary shares were transferred to Mr Lawson, 31,941 were transferred to Mr Hewitt and 104,607 to other beneficiaries. At 31 March 2001, a total of 388,022 (2000: 225,676) ordinary shares in the Company were held by EET, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2001 was £2,126,361.

At 31 March 2001, a total of 223,693 (2000: 867,384) ordinary shares in the Company were also held by the QUEST, all of which were under option to employees as detailed in note 30. The market value of the shares at 31 March 2001 was £1,225,838.

18 Principal subsidiary undertakings and associated undertakings	PRINCIPAL LOCATION	COUNTRY OF INCORPORATION
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd◇	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
Distribution of retail electrical products and accessories		
Pact International Limited	Peterborough	United Kingdom
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned. Those companies marked with an asterisk are indirectly owned.

The companies operate within their countries of incorporation. RS Components Limited (UK) exports to over 160 countries and operates branch offices in Japan, South Africa, Taiwan, and the Philippines.

RS Components Limited also operates under the names of Electromail, Electrospeed, RS Servicepoint, RS Mechanical and RS Health & Safety in the United Kingdom.

◇RS Components & Controls (India) Ltd (RSCC) is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20 million, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2001 the Group made sales of £0.5m (2000: £0.4m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2000: £0.1m). RSCC is treated in the accounts as an associated undertaking.

A full list of subsidiary companies will be included with the Annual Return.

19 Stock	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Raw materials and consumables	2.6	5.0	–	–
Work in progress	3.2	3.6	–	–
Finished goods and goods for resale	159.5	156.1	–	–
	165.3	164.7	–	–

20 Debtors	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Trade debtors	147.3	141.5	–	–
Amounts owed by subsidiary undertakings	–	–	15.1	12.9
Amounts owed by associated undertakings	0.5	0.4	–	–
Other debtors	4.7	3.2	0.5	0.6
Corporate tax	0.1	0.3	–	–
Prepaid catalogue expenses	9.9	11.2	–	–
Other prepayments and accrued income	4.1	6.3	0.2	0.1
Amounts falling due within one year	166.6	162.9	15.8	13.6
Other debtors falling due after more than one year:				
Corporate tax on profits	0.2	0.2	–	–
Prepaid pension costs	1.3	–	1.3	–
Other debtors	0.8	0.8	–	0.1
	168.9	163.9	17.1	13.7

21 Investments – current assets	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Bank deposits	6.7	24.1	0.5	14.7
	6.7	24.1	0.5	14.7

22 Creditors: amounts falling due within one year	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Bank overdrafts (unsecured)	0.4	8.2	107.6	75.8
Current instalments of loans (see note 24)	23.4	25.4	14.9	9.6
Trade creditors	71.8	80.6	–	–
Amounts owed to subsidiary undertakings	–	–	7.6	10.9
Corporate tax	24.4	22.5	–	–
Other taxation and social security	10.0	7.6	0.1	0.1
Other creditors	8.6	9.3	0.5	–
Government grants	0.1	0.1	–	–
Accruals and deferred income	22.0	17.1	1.9	2.1
Proposed dividend	41.4	35.9	41.4	35.9
	202.1	206.7	174.0	134.4

23 Creditors: amounts falling after more than one year	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Loans repayable after more than one year (see note 24)	69.0	103.5	69.0	103.3
Corporate tax	–	0.1	–	–
Other creditors	4.7	3.3	1.6	1.2
Government grants	2.9	3.0	–	–
	76.6	109.9	70.6	104.5

24 Loans	Group 2001 £M	2000 £M	Company 2001 £M	2000 £M
Euro bank loans	5.7	0.7	5.6	–
Hong Kong Dollar bank loans	1.6	–	1.6	–
Japanese Yen bank loans	19.9	15.3	11.5	–
Singapore Dollar bank loans	4.4	–	4.4	–
Sterling bank loans	–	9.6	–	9.6
US Dollar bank loans	60.8	103.3	60.8	103.3
	92.4	128.9	83.9	112.9
Amount falling due within one year	(23.4)	(25.4)	(14.9)	(9.6)
	69.0	103.5	69.0	103.3
Loans repayable between one and two years	0.1	0.1	–	–
Loans repayable between two and five years	68.9	103.4	69.0	103.3
	69.0	103.5	69.0	103.3

The bank loans are at variable rates of interest and are unsecured.

25 Financial risk management

For the purpose of these disclosures the Group has excluded short-term debtors and creditors where permitted by FRS 13, the accounting standard on derivatives and other financial instruments.

Further information on Treasury and financial management is included in the Financial review on page 26.

(a) Interest rate risk

The interest rate profile of the Group's financial assets and financial liabilities at 31 March is set out below:

Financial assets	2001 Floating rate financial assets £M	2001 Financial assets on which no interest is receivable £M	2001 Total £M	2000 Floating rate financial assets £M	2000 Financial assets on which no interest is receivable £M	2000 Total £M
Euro	11.0	0.1	11.1	15.3	0.1	15.4
Sterling	4.1	1.4	5.5	3.2	0.1	3.3
US Dollars	1.5	–	1.5	20.3	–	20.3
Other	0.7	0.6	1.3	2.5	0.6	3.1
Total financial assets	17.3	2.1	19.4	41.3	0.8	42.1

At 31 March the financial assets of the Group comprised:	2001 £M	2000 £M
Debtors due after more than one year	2.1	0.8
Investments	6.7	24.1
Cash at bank and at hand	10.6	17.2
	19.4	42.1

Floating rate financial assets comprise bank deposits, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus current account cash balances, typically bearing nominal rates of interest.

25 Financial risk management continued

Financial liabilities	2001 FIXED RATE FINANCIAL LIABILITIES £M	2001 FLOATING RATE FINANCIAL LIABILITIES £M	2001 TOTAL £M	2000 FIXED RATE FINANCIAL LIABILITIES £M	2000 FLOATING RATE FINANCIAL LIABILITIES £M	2000 TOTAL £M
Euro	**0.2**	**5.6**	**5.8**	0.2	1.5	1.7
Hong Kong Dollars	**–**	**1.6**	**1.6**	–	–	–
Japanese Yen	**–**	**19.9**	**19.9**	–	15.3	15.3
Singapore Dollars	**–**	**4.4**	**4.4**	–	–	–
Sterling	**–**	**–**	**–**	–	9.6	9.6
US Dollars	**–**	**60.8**	**60.8**	–	110.3	110.3
Other	**–**	**0.3**	**0.3**	–	0.2	0.2
Total financial liabilities	**0.2**	**92.6**	**92.8**	0.2	136.9	137.1

At 31 March the financial liabilities of the Group comprised:	2001 £M	2000 £M
Bank overdrafts repayable on demand (unsecured)	**0.4**	8.2
Current instalments of loans (see note 24)	**23.4**	25.4
Loans repayable between one and two years (see note 24)	**0.1**	0.1
Loans repayable between two and five years (see note 24)	**68.9**	103.4
	92.8	137.1

The weighted average interest rate of the fixed-rate financial liabilities was 3.83% (2000: 3.75%). The weighted average period to maturity for which the rates are fixed is 434 days (2000: 790 days). The floating rate financial liabilities comprise bank borrowings, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus overdraft balances.

(b) Borrowing facilities

As at 31 March 2001 the Group had a £193.7m committed borrowing facility (2000: £218.8m) denominated in US Dollars, of which £124.8m was undrawn (2000: £115.5m). The undrawn amount will all expire in between two and five years.

(c) Fair values of financial assets and financial liabilities

It is considered that the fair value of all the Group's financial assets and liabilities approximates to their carrying value because of the short-term nature of these amounts.

25 **Financial risk management** continued

(d) Group hedging

The Group hedges a very high percentage of the foreign currency exposure arising from its trading activities over the course of the next 12 months, through the use of forward foreign exchange contracts.

The Company provides foreign currency inter-company loans to a number of its subsidiaries. The foreign currency asset in the parent company is hedged in full using currency swaps. This has the effect on a Group basis of converting an inter-company loan into a partial hedge against net foreign currency assets in the relevant currency.

The following table shows the nominal Sterling amount of the forward foreign exchange contracts in place at 31 March 2001 valued at the forward contracted rates and at the year-end rates. The difference between the two is the unrecognised gain or loss. The hedges have no book value.

Forward foreign exchange contracts	2001 HEDGING TRADING FLOWS £M	2001 HEDGING INTER COMPANY DEBT £M	2001 TOTAL £M	2000 HEDGING TRADING FLOWS £M	2000 HEDGING INTER COMPANY DEBT £M	2000 TOTAL £M
Notional principal amounts valued at the contracted rates:						
to sell Sterling and buy foreign currency	**(9.5)**	**–**	**(9.5)**	(4.7)	–	(4.7)
to buy Sterling and sell foreign currency	**63.6**	**3.6**	**67.2**	37.7	5.7	43.4
Total net amount:	**54.1**	**3.6**	**57.7**	33.0	5.7	38.7
Unrecognised gains and losses compared to year-end rates:						
gains			**1.0**			1.7
losses			**–**			(0.1)
Total net unrecognised gains			**1.0**			1.6
Fair value at 31 March 2001*			**56.7**			37.1

*Fair value is calculated as the amount of Sterling that would be received if the net amount of foreign currency sold forward was revalued at year-end rates.

Gains and losses on hedges	GAINS £M	LOSSES £M	TOTAL NET GAINS (LOSSES) £M
Unrecognised gains and losses at 1 April 2000	1.7	(0.1)	1.6
Gains and losses arising in previous years that were recognised in the year ended 31 March 2001	(1.7)	0.1	(1.6)
Gains and losses arising before 1 April 2000 that were not recognised in the year ended 31 March 2001	–	–	–
Gains and losses arising in the year ended 31 March 2001 that were not recognised in the year	1.0	–	1.0
Unrecognised gains and losses on hedges at 31 March 2001	**1.0**	**–**	**1.0**

(e) Currency exposures

At 31 March 2001 the Group had no forecast foreign currency exposures for the year ended 31 March 2002 which were not covered by forward foreign exchange contracts (2000: nil).

26 Provisions for liabilities and charges	Group Reorganisation £M	Deferred taxation £M	Total £M	Company Deferred taxation £M
At 1 April 2000	0.7	10.9	11.6	1.9
Profit and loss account	–	(1.4)	(1.4)	(0.3)
Utilised in the year	(0.7)	–	(0.7)	–
Translation differences	–	0.1	0.1	–
At 31 March 2001	**–**	**9.6**	**9.6**	**1.6**

Deferred taxation	Group 2001 £M	2000 £M	Company 2001 £M	2000 £M
Amounts provided:				
Accelerated capital allowances	**11.0**	10.9	**1.9**	2.3
Tax losses	**(1.2)**	–	**–**	–
Other short term timing differences	**(0.2)**	–	**(0.3)**	(0.4)
	9.6	10.9	**1.6**	1.9

Deferred taxation	Group 2001 £M	2000 £M	Company 2001 £M	2000 £M
Amounts not provided:				
Rolled over capital gains	**0.5**	0.5	**–**	–
Goodwill amortisation	**2.9**	1.2	**–**	–
Tax losses	**(10.6)**	(13.5)	**–**	–
	(7.2)	(11.8)	**–**	–

27 Lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2001 was £1.2m (2000: £1.4m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long term leases. The annual rental on these leases was £7.1m (2000: £6.0m). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurance, maintenance and repairs of these properties. The minimum annual rentals under the foregoing leases are as follows:

	Group Properties 2001 £M	2000 £M	Plant and machinery 2001 £M	2000 £M	Company Properties 2001 £M	2000 £M
Operating leases which expire:						
within one year	**2.9**	2.7	**0.3**	0.3	**0.4**	0.6
within two to five years	**7.0**	4.7	**0.9**	0.8	**0.2**	–
after five years	**1.9**	2.6	**–**	–	**–**	–
	11.8	10.0	**1.2**	1.1	**0.6**	0.6

28 Contingent liabilities
At 31 March 2001 the following contingent liabilities existed:

COMPANY
Guarantees in respect of bank facilities available to certain subsidiaries up to a maximum of £36.3m (2000: £31.4m).

29 Share capital	2001 NUMBER OF SHARES	2000 NUMBER OF SHARES	2001 £M	2000 £m
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called up and fully paid:				
At 1 April 2000	**433,510,445**	431,121,925	**43.3**	43.1
New share capital subscribed	**731,658**	2,388,520	**0.1**	0.2
At 31 March 2001	**434,242,103**	433,510,445	**43.4**	43.3

All of the new share capital subscribed in 2001 related to the exercise of share options (see note 30), and included 360,674 shares which were issued to the QUEST to satisfy options granted under the savings-related share option schemes. The shares were issued at market value of £2.7m at the dates of subscription. The QUEST was funded by contributions of £2.7m from employees in respect of the exercise of options over 1,004,365 shares. The QUEST is obliged to waive dividends in respect of all shares in the Company it holds.

30 Share option schemes	EXECUTIVE OPTIONS 1988 SCHEME	SAYE SCHEMES	TOTAL
Movement in outstanding options:			
At 1 April 2000	2,704,235	3,545,493	6,249,728
Grants in the year	565,400	949,095	1,514,495
Options exercised	(199,100)	(1,242,086)	(1,441,186)
Options lapsed	(45,350)	(213,486)	(258,836)
At 31 March 2001	**3,025,185**	**3,039,016**	**6,064,201**
Consideration in respect of exercises	£0.5m	£3.3m	£3.8m
Options granted	1991 to 2000	1995 to 2000	
Period of option	2001 to 2010	2001 to 2005	
Price per share			
Lowest	125.1p	241.0p	
Highest	686.0p	529.0p	
Weighted average	449.0p	435.3p	

Executive Share Options are normally exercisable during the period between the third and tenth anniversaries of the date of grant. Not more than 50% of the option may be exercised prior to the fifth anniversary of the date of grant and not more than 80% prior to the seventh anniversary. Options issued under the savings-related schemes are normally exercisable during the period of six months following either the third or fifth anniversary of the date of grant. Share options outstanding to the Directors of the Company are detailed in the Report of the Remuneration Committee commencing on page 33. The consideration received in respect of SAYE options includes £2.7m (2000: £2.4m) received from the QUEST.

31 Reserves	SHARE PREMIUM ACCOUNT £M	PROFIT AND LOSS ACCOUNT £M	TOTAL £M
GROUP			
At 1 April 2000	31.2	300.0	331.2
Retained profit for the year	–	12.8	12.8
Write back of goodwill on closure	–	1.0	1.0
Translation differences	–	24.4	24.4
Premium on new share capital subscribed	1.0	–	1.0
Premium on new share capital subscribed through the QUEST	2.7	–	2.7
At 31 March 2001	**34.9**	**338.2**	**373.1**
COMPANY			
At 1 April 2000	31.2	142.4	173.6
Retained profit for the year	–	11.0	11.0
Write back of goodwill on closure	–	1.0	1.0
Translation differences	–	0.1	0.1
Premium on new share capital subscribed	1.0	–	1.0
Premium on new share capital subscribed through the QUEST	2.7	–	2.7
At 31 March 2001	**34.9**	**154.5**	**189.4**

The cumulative amount of goodwill written off directly to consolidated profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2001 is £42.8m (2000: £43.8m). The gross cumulative amount of goodwill in 2001 was £42.8m (2000: £45.0m).

32 Reconciliations of movements in shareholders' funds	GROUP 2001 £M	2000 £M	COMPANY 2001 £M	2000 £M
Profit for the year	**72.6**	73.9	**70.8**	45.8
Dividends	**(59.8)**	(51.9)	**(59.8)**	(51.9)
Retained profit (loss) for the year	**12.8**	22.0	**11.0**	(6.1)
Write back of goodwill on closure	**1.0**	–	**1.0**	–
Translation differences	**24.4**	(6.0)	**0.1**	0.2
New share capital subscribed (2000: net of QUEST pre-funding)	**3.8**	5.2	**3.8**	5.2
Net addition to equity	**42.0**	21.2	**15.9**	(0.7)
Equity shareholders' funds at 1 April 2000	**374.5**	353.3	**216.9**	217.6
Equity shareholders' funds at 31 March 2001	**416.5**	374.5	**232.8**	216.9

33 Gross cash flows – Group

	2001 £M	2000 £M
Returns on investments and servicing of finance		
Interest received	0.4	3.7
Interest paid	(7.1)	(5.4)
Net cash outflow from returns on investments and servicing of finance	(6.7)	(1.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(22.6)	(16.9)
Sales of tangible fixed assets	0.8	1.3
Purchase of own shares	(2.5)	(1.2)
Net cash outflow for capital expenditure and financial investment	(24.3)	(16.8)
Management of liquid resources		
Sales of government securities	–	0.1
Net decrease in bank deposits	18.2	67.1
Net cash inflow from management of liquid resources	18.2	67.2
Financing		
Issue of ordinary share capital	3.8	5.2
New bank loans	–	125.6
Repayment of loan notes	–	(0.3)
Repayment of bank loans	(46.6)	–
Net cash (outflow) inflow from financing	(42.8)	130.5

34 Analysis of changes in net debt – Group

	At 1 April 2000 £M	Cash flows £M	Other non-cash changes £M	Translation differences £M	At 31 March 2001 £M
Cash at bank and in hand	17.2	(8.1)	–	1.5	10.6
Overdrafts	(8.2)	7.8	–	–	(0.4)
		(0.3)			
Current instalments of loans	(25.4)	46.6	(45.3)	0.7	(23.4)
Loans repayable after more than one year	(103.5)	–	45.3	(10.8)	(69.0)
		46.6			
Current asset investments	24.1	(18.2)	–	0.8	6.7
	(95.8)	28.1	–	(7.8)	(75.5)

35 Principal exchange rates

	2001 Average	2001 Closing	2000 Average	2000 Closing
United States Dollar	1.48	1.42	1.61	1.60
Euro	1.63	1.61	1.57	1.67
Japanese Yen	164	178	178	164
Australian Dollar	2.68	2.91	2.51	2.63

Registered office, advisers and financial calendar

Registered office

Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
Company number: 647788
Telephone: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Advisers

Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Bankers
HSBC Bank plc
Poultry
London EC2P 2BX

Deutsche Bank AG London
6 Bishopsgate
London EC2N 4DA

Merchant Bankers
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Capita IRG plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU

Solicitors
Norton Rose
Kempson House, Camomile Street
London EC3A 7AN

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Financial calendar

Announcement of results
The results of the Group are normally published at the following times:

Interim report for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May.
Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:
Interim dividend in January
Final dividend in July

2001 final dividend

Ex-dividend date	27 June
Record date	29 June
Annual General Meeting	20 July
Dividend paid	25 July

Five year record

Year ended 31 March	2001 £M	2000 £M	1999 £M	1998 £M	1997 £M
Turnover					
RS/Allied	**823.9**	711.2	621.2	614.3	571.8
Pact	**31.2**	50.2	55.9	48.1	39.5
Group	**855.1**	761.4	677.1	662.4	611.3
Operating profit					
RS/Allied (including Groupwide process costs)	**130.9**	118.3	103.2	110.0	108.3
Pact	**–**	0.5	2.8	2.4	1.0
Operating profit – before amortisation of goodwill	**130.9**	118.8	106.0	112.4	109.3
Amortisation of goodwill	**(11.6)**	(8.0)	–	–	–
Exceptional loss on closure	**(6.9)**	–	–	–	–
Net interest (payable) receivable	**(6.8)**	(3.5)	6.4	5.8	3.1
Profit before taxation	**105.6**	107.3	112.4	118.2	112.4
Profit before taxation and exceptional loss	**112.5**	107.3	112.4	118.2	112.4
Profit before taxation, exceptional loss and goodwill amortisation	**124.1**	115.3	112.4	118.2	112.4
Taxation	**(33.0)**	(33.4)	(36.0)	(37.3)	(37.0)
Profit after taxation	**72.6**	73.9	76.4	80.9	75.4
Minority equity interests	**–**	–	–	(0.3)	(0.1)
Group profit for the year	**72.6**	73.9	76.4	80.6	75.3
Dividends	**(59.8)**	(51.9)	(45.1)	(38.6)	(33.0)
Retained profit	**12.8**	22.0	31.3	42.0	42.3
Goodwill	**219.7**	205.7	–	–	–
Net (debt) funds	**(75.5)**	(95.8)	120.6	87.9	84.5
Other net assets	**272.3**	264.6	232.7	228.6	199.4
Net assets employed	**416.5**	374.5	353.3	316.5	283.9
Number of shares in issue (million)					
Weighted average	**433.1**	431.4	429.4	427.0	425.1
Year end	**434.2**	433.5	431.1	428.4	426.1
Dividends per share	**13.8p**	12.0p	10.5p	9.0p	7.7p
Earnings per share (before amortisation of goodwill and exceptional loss)	**20.6p**	19.0p	17.8p	18.9p	17.7p
Profit before taxation and exceptional loss on net assets	**27.0%**	28.7%	31.8%	37.3%	39.6%
Average number of employees	**5,041**	4,704	4,302	4,316	3,754
Share price at 31 March	**548.0p**	636.0p	465.0p	527.5p	400.5p
Net asset value per share	**95.9p**	86.4p	82.0p	73.9p	66.6p

The Annual General Meeting of Electrocomponents plc will be held at 12 noon on Friday 20 July 2001 at the International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH. The Notice of the Annual General Meeting and full details of the business to be conducted thereat is being sent to shareholders in a separate circular dated 18 June 2001. However, the following is a brief summary of the matters to be dealt with.

Ordinary Business

Report and accounts

To receive the accounts and the reports of the Directors and the auditors for the year ended 31 March 2001.

Declaration of Dividend

To declare a final dividend on the ordinary shares.

Retiring Directors

To re-elect Mr R C G Cotterill and Mr D S Winterbottom as Directors of the Company.
To elect Dr L Atkinson, Mr T G Barker, Mr R B Butler and Mr I Mason as Directors of the Company.

Auditors' appointment and remuneration

To reappoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special Business

US Employee Stock Purchase Plan

To authorise an all employee share scheme for the benefit of the Group's employees based in the USA.

Increase in limit on Directors' fees

To provide for an increase in the maximum aggregate fee payable to Directors from £350,000 to £450,000.

Renewal of annual authority to purchase own shares

Approval to renew authority to permit the Company to purchase up to approximately 5% of the ordinary share capital of the Company.

Principal locations

United Kingdom

Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
www.electrocomponents.com

RS Components Ltd
PO Box 99, Corby
Northants NN17 9RS
United Kingdom
Tel: (44) (0) 1536 201234
Fax: (44) (0) 1536 405678
rswww.com

Electrospeed
Stanstead Road
Boyatt Wood, Eastleigh
Hants SO50 4ZY
United Kingdom
Tel: (44) (0) 2380 641111
Fax: (44) (0) 2380 620316
www.electrospeed.com

Rest of Europe

RS Components GesMBH
Postfach 79
Albrechtser Strasse 11
A-3950 Gmünd
Austria
Tel: (43) 2852 53765
Fax: (43) 2852 54650
www.rs-components.at

RS Components BV
Boulevard de la Cambre 33
Boite 6
1000 Bruxelles
Belgium

Terkamerenlaan 33
Bus 6
1000 Brussel
Belgium

Tel: (32) 2 544 15 60
Fax: (32) 2 544 15 69
www.rs-components.be

RS Components A/S
Vibevej 11
DK-2400 Copenhagen NV
Denmark
Tel: (45) 38 16 9900
Fax: (45) 38 10 3319
www.rs-components.dk

Radiospares Composants SNC
Rue Norman King
BP453
F-60031 Beauvais Cedex
France
Tel: (33) 3 44 10 1500
Fax: (33) 3 44 10 1604
www.radiospares.fr

RS Components GmbH
Hessenring 13b
64546 Mörfelden-Walldorf
Frankfurt
Germany
Tel: (49) 6105 401234
Fax: (49) 6105 401115
www.rs-components.de

Radionics Ltd
Glenview Industrial Estate
Herberton Road, Rialto
Dublin 12
Republic of Ireland
Tel: (353) 1 4153123
Fax: (353) 1 4153111
www.radionics.ie

RS Components SpA
Via Cadorna 66
20090 Vimodrone
Milano
Italy
Tel: (39) 02 274 251
Fax: (39) 02 274 25303
www.rs-components.it

RS Components BV
Bingerweg 19
2031 AZ Haarlem
The Netherlands
Tel: (31) 23 516 6500
Fax: (31) 23 516 6501
www.rs-components.nl

Amidata SA
Avda. De Córdoba 21
28026 Madrid
Spain
Tel: (34) 91 5000408
Fax: (34) 91 4756747
www.amidata.es

RS Components AB
Kirunaplan 5
162 68 Vällingby
Sweden
Tel: (46) 8 445 89 00
Fax: (46) 8 687 11 52
www.rs-components.se

North America

Allied Electronics Inc.
7410 Pebble Drive
Fort Worth, Texas
TX 76118 – 6997
United States of America
Tel: (1) 817 595 3500
Fax: (1) 817 595 6404
www.alliedelec.com

Allied Electronics (Canada) Inc.
1701 Woodward St.
Ste 108, Ottawa
Ontario, K2C-0R4
Canada
Tel: (1) 613 228 1964
Fax: (1) 613 228 8006
www.alliedelec.com

Japan

RS Components KK
West Tower 12F
Yokohama Business Park
134 Godocho
Hodogaya
Yokohama
Kanagawa 240-0005
Japan
Tel: (81) 45 335 8550
Fax: (81) 45 335 8554
rswww.co.jp

Rest of World

RS Components Pty Ltd
PO Box 6864
Wetherill Park
New South Wales 2164
Australia
Tel: (61) 29 681 8552
Fax: (61) 29 681 8614
www.rs-components.com.au

RS Componentes Electrónicos Limitada
Avda.Américo Vespucio 2290
Conchalí
Santiago
Chile
Tel: (56) (0) 2 668 1400
Fax: (56) (0) 2 668 1410
www.rschile.cl

RS Components Ltd
13th Floor Wyler Centre Phase II
192-200 Tai Lin Pai Road
New Territories, Kwai Chung
Hong Kong
Tel: (852) 2610 2990
Fax: (852) 2610 2991
www.rswww.com.hk

RS Components & Controls (India) Ltd
A-9 Sector VIII NOIDA
Uttar Pradesh, 201301
India
Tel: (91) 11 84 855 5956
Fax: (91) 11 84 855 5954
www.rs-components.com/india

RS Components Sdn Bhd
Lot 12, Jalan Pensyarah U1/28
Seksyen U1
Hicom Glenmarie Industrial Park
40150 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel: (603) 5032 1133
Fax: (603) 5032 2133
www.rswww.com.my

RS Components Limited
Units 30 & 31 Warehouse World
761 Great South Road
Penrose, Auckland
New Zealand
Tel: (64) 9 526 1600
Fax: (64) 9 579 1700
www.rs-components.co.nz

RS Components Pte Ltd
31 Tech Park Crescent
Singapore 638040
Tel: (65) 865 3400
Fax: (65) 865 6766
www.rscomp.com.sg

RS Components (SA)
PO Box 12182
Vorna Valley 1686
Midrand
South Africa
Tel: (27) 11 466 1565
Fax: (27) 11 466 1577
www.rs-components.com/south-africa

RS Components Limited
10F No 3, Section 1
Ming Sheng Road
Panchiao, Taipei Hsien
Taiwan, ROC
Tel: (886) 2 2959 9938
Fax: (886) 2 2959 9939
www.rswww.com.tw

RS Components Ltd., Mainland China Liaison Offices

Beijing	(86) (0) 10 6588 2976
Guangzhou	(86) (0) 20 8732 1859
Shanghai	(86) (0) 21 5385 4238
Shenzhen	(86) (0) 775 232 5692
Wuhan	(86) (0) 27 8732 2601
Xian	(86) (0) 29 821 4848

Index

A — Pages
Accounting policies 43, 44
Advisers 61
Allied 8, 9, 12-14, 16, 18, 24, 26, 27, 46
Annual General Meeting 63
Associated undertaking 52
Auditor's remuneration 47
Auditor's report 39

B
Balance sheets 41
Board committees 28, 29, 32, 33

C
Capital commitments 50
Capital expenditure 25
Cash flow 25, 42, 60
Chairman's statement 16, 17
Charitable contributions 38
Chief Executive's report 18-20
Chief Operating Officer's report 21, 22
Chief Process Officer's report 23
China 6, 7, 13, 16, 19, 22
Contingent liabilities 58
Corporate governance 32
Creditors 25, 37, 53
Current asset investments 53

D — Pages
Debtors 25, 53
Deferred taxation 48, 57
Depreciation 47, 50
Directors' biographies 28, 29
Directors' remuneration 33-36
Directors' report 32-38
Directors' responsibilities 38
Directors' shareholdings 36
Dividends 1, 16, 24, 25, 32, 40, 49, 53, 61, 62

E
Earnings per share 1, 24, 25, 40, 49, 61, 62
Employees 16, 37, 47
Environment 37
Euro 25, 26, 60

F
Financial calendar 61
Financial highlights 1
Financial record 1, 62
Financial review 24-27
Financial risk management 26, 54-56
Fixed assets 49, 50
Foreign currencies 24, 26, 54-56, 60
Free cash flow 25, 42

G
Going concern 37
Group Executive Committee members' biographies 30
Group organisation 31

H
Health and safety 37

I — Pages
Interest 24, 46, 54, 55
Internal control 36, 37

J
Japan 10-16, 19, 24, 46

L
Lease commitments 57
Loans 26, 54

M
Market potential 14, 15

N
Net assets 41, 45, 46, 62
Net debt 25, 26, 42, 45, 46, 60
Notes to the accounts 45-60

O
Operating profit before goodwill amortisation and exceptional loss 1, 16, 24, 25, 40, 45, 46, 62

P
Pensions 35, 48
Principal Group companies and locations 52, 64
Processes 13, 23, 24, 31, 45, 46
Profit and loss account 40
Profit before tax, goodwill amortisation and exceptional loss 1, 24, 25, 40, 47, 62
Provisions for liabilities and charges 57

R — Pages
Reconciliation of movements in shareholders' funds 59
Registered office 61
Registrars 61
Reserves 41, 59

S
Segmental analysis 1, 45, 46
Share capital 41, 49, 58
Share options 34, 35, 49, 58
Shareholder returns 1, 27
Statement of total recognised gains and losses 40
Stocks 25, 53
Strategy 12, 13

T
Taxation 24, 25, 48
Treasury 26, 32
Turnover 1, 16, 24, 40, 45, 46, 62

W
What Electrocomponents does 12

Designed and produced by Pauffley, London.
Typeset by Generator Limited, London.
Printed in England by Royle Corporate Print, London.

Electrocomponents plc

International Management Centre,
5000 Oxford Business Park South,
Oxford OX4 2BH,
United Kingdom

T: (44) (0) 1865 204000
F: (44) (0) 1865 207400
www.electrocomponents.com